UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

ZERCO SYSTEMS INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	25-1632692
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)

7140 Brookwood Drive, Brookfield, Ohio 44404
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (330) 448-0920

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
To be so registered	each class is to be registered

Not Applicable	Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.0001 per share
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “larger accelerated filer,” ”accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

EXPLANATORY NOTE

          We are filing this General Form for Registration of Securities on Form 10 to register our common stock, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

          Once this registration statement is deemed effective, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

          Unless otherwise noted, references in this registration statement to “Zerco,” the “Registrant,” the “Company,” “we,” “our” or “us” mean Zerco Systems International, Inc. Our principal place of business is located at 7140 Brookwood Drive, Brookfield, Ohio 44404. Our telephone number is (330) 448-0920.

FORWARD LOOKING STATEMENTS

          There are statements in this registration statement that are not historical facts. These “forward-looking statements” can be identified by use of terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. For a discussion of these risks, you should read this entire Registration Statement carefully, especially the risks discussed under “Risk Factors.” Although management believes that the assumptions underlying the forward looking statements included in this Registration Statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Registration Statement will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

Item 1.              Business.

General

We are a technology company that has designed and developed an integrated turn-key solution for the emerging biometric (fingerprint and facial recognition) worker identification and biometric identification credential market, which we call the “Zerco Solution.” The Zerco Solution integrates hardware, such as leading edge biometric fingerprint technology and software, with advanced smart card technologies such as: Optical Memory Cards (OMC),(credit card sized data storage device capable of storing 4MB of data), Smart Cards (credit card sized cards that contain a computer chip that stores information that can be embedded on the surface of the card or actually stored within the plastic of the card), store and display data, contact and contactless, Radio Frequency Identification, and magnetic stripe creating a secure ideal and intelligent identification card/credential solution. The Zerco Solution enables a customer to create, monitor, maintain and store both biographical and biometric information in a secure environment. The Zerco Solution utilizes our Zerco Secure Card Credentialing System (ZSCCS) identification management software, which provides a single point data entry that standardizes and streamlines multiple key processes as they relate to employer hiring practices and secure identification card credentialing solutions. Our technology combines “best practice” methodologies established by both US government and international standards to address challenging issues such as identity theft, identity fraud, and protection of private information.  We believe the features and processes of our integrated solution together with our technology application design capabilities, distinguish our company from others in the biometric identification space. The Zerco Solution offers a complete end to end solution made up of multiple integrated technologies that go beyond the offering of a single technology solution as in most cases currently sold into the market.

We were incorporated under the laws of the Commonwealth of Pennsylvania on June 8, 1990 and in 1994 merged into a newly formed Ohio corporation.  On January 29, 2010, we reincorporated our company from an Ohio corporation to a Delaware corporation.  Our operations are presently located in Brookfield, Ohio. Our company began with the objective of proving positive a person’s identity as it related to the credit card industry while focusing on the reduction or elimination of fraud associated with the credit card and ATM industry markets. Our research and development led to creating various concepts of encrypting digital information that included digital photographs, signatures, fingerprints, and storing all biographical and biometric data on a credit card size data storage information storage device, or medium. Simultaneously, we focused our attention to developing a stand-alone multi-functional biometric identification card reader with multiple capabilities that would allow an end user to accept a credit card or identification credential. The primary focus was to identify the card holder and display all information at the user’s point of contact.

Our research and development efforts resulted in two patented products: 1) the “Image Encryption Algorithm,” Patent No. 5,027,401, (the "401 Patent"), which is a system for the secure storage and transmission of data that utilizes a visual algorithm to encode sensitive data or any image of a biometric nature such as photographs, digital fingerprints, digital signature, or other image data representing pixels that are encoded or scrambled in a secure manner onto a data card or other storage device, and 2) the “Terminal Intelligence Unit,” Patent No. 5,756,978 (the "978 Patent"), a modular stand-alone image display terminal that combines optical memory card technology and other advanced smart card technologies with PC based technology enabling onsite identity verification, authentication of a card holder and transaction processing. The 401 Patent was issued on June 25, 1991 to John Niotti-Soltesz and the 978 Patent was issued on May 26, 1998 to John Niotti-Soltesz and Renee Keller.  The patents were subsequently transferred to our company by the holders of the patents in September, 1996, effectively transferring full ownership rights to the technology to our company. To date, the 401 Patent has expired of the 978 Patent has lapsed. We intend to re-file for both patents with modifications to such patents.

Throughout the years, we have and will continue to focus our marketing efforts in multiple vertical markets: (i) worker identification biometric identification credentials for employers, both government and private sectors, (ii) healthcare, and (iii) transportation industries.  Our technology was designed to easily adapt to multiple application environments within multiple industries and business environments where the need to have secure and positive identification and security of information is vital to an individual’s personal identity.  We believe the Zerco Solution helps improve operation efficiencies and lower costs, while verifying a personal identity and delivering vital information at a point of contact where our hardware technology and biometric matching capabilities to the user are available.

Subsequent to the tragic events of September 11, 2001, and recent efforts of the Federal government to design a comprehensive immigration reform solution, increased attention by Federal, state, and local governments on personal identity and security issues have emerged. The growing problem with identity theft and identity fraud, along with international border security concerns, has helped create opportunities for us to offer our technology solution of providing secure biometric personal identification to both the private and public sectors. Government legislation and various presidential mandates now require comprehensive background check screening of employees, both in the federal government and many private industries and businesses, which have provided us with the opportunity to deliver our best practice, end-to-end solution. The Zerco Solution provides employers a system to quickly collect standardized enrollment information, verify employee identification documents, create a “right to work” eligibility, and facilitate a national criminal history record check by using our FBI certified civil Applicant LiveScan technology. LiveScan technology collects fingerprints digitally and creates a digital file of such fingerprints along with personal biographical data of the applicant.  In addition, we have instituted the capabilities of providing background check investigative services through a network of sub-contract investigators who will use our technology in their work process to screen applicants in for both the government agencies and private businesses.

Background

As a development stage company, we have and will continue to develop, integrate, test, and pilot the Zerco Solution in a number of key markets and industries.  As biometric technology continued to evolve and become a necessity in identifying individuals, we continue to upgrade, modify, and reengineer the Zerco Solution to meet the ever-growing demand of personal identification and data security.  The Zerco Solution is made up of hardware and software technology, off-the-shelf components (COTS), third party software, and our own custom Secure Card Credentialing Identity Management Software. The following paragraphs reflect Zerco’s testing, piloting, and sales of earlier systems in a variety of industries and market applications, including the healthcare, education and transportation markets.

Healthcare

In June 2006, we engaged Armstrong County Memorial Hospital for the use of our biometric security ID Health-eCard credential. Our focus was to provide identification, authentication and verification of patients and providers of healthcare while permitting access and portability to a patient’s medical record. Our Health-eCard was designed to function as an electronic portable medical record, giving both patients and providers of care immediate access to vital patient health information at the time of visit. We delivered approximately 4 systems, which included software, hardware, and Health-eCards to approximately 500 users. We received payment for the initial order of four systems in the amount of approximately $226,000.  In February 2007, the pilot was suspended due to changes in the Armstrong County Memorial Hospital organization.  We believe this opportunity could be revisited in the future.

In January 2005, we entered into a license value added reseller (VAR) distribution agreement with a Bahamas based company called Optic Technology International, Inc. (OTI).  We received an initial license fee down payment of approximately $15,000 on a total 3 year renewable license of $50,000 for the rights to market, develop, and distribute our products throughout the Bahamas, and its sister islands. The goal of this license was to market our technology solution for use within healthcare, transportation, and border control systems. Together with OTI, we were part of a number of key initiatives to bring advanced ID card solutions into the ministry of foreign affairs.  Numerous opportunities were attempted within various ministries as the government of the Bahamas searched for technologies that could facilitate national identification and border crossing passport initiatives.  The license agreement was subsequently abandoned by OTI when the government of the Bahamas changed their government parties and elected not to further pursue this initiative.

In July 2007, we entered into a development agreement with Practice Management Corporation (PMC), located in New Jersey, to provide a biometric patient health identification card (PMC Healthcare Card) for patients utilizing PMC’s diagnostic imaging centers, primary care facilities, and walk-in centers. PMC controlled, as a third party administrator, 1.8 million individuals who were managed by PMC, and who utilized PMC’s healthcare network. The program was to have our company provide portable electronic medical record cards and support services needed to enable PMC to issue PMC healthcare cards to their network of insured patients. The program was terminated due to a reorganization of the PMC health network, in addition, the sale of many of its diagnostic imaging centers.  Although we spent considerable resources in developing PMC’s healthcare card solution, we did not deployment any cards, hardware and software.  We maintain all of rights regarding our Health-eCard technology.

Education

In September 2004, we pursued an opportunity to provide our 2002 Point-Of-Sale (PoS) ID System for Niles McKinley High School in Ohio, where the Zerco Solution and our identification card system was to be used to facilitate students purchasing meals by using their fingerprint to transact the purchase of their meals.  The program was a biometric ID meals project, with goals to eliminate meal tickets, while providing total confidentiality and eliminating the stigma associated with free and reduced meals. An order was placed for the purchase of two systems for use in the high school cafeteria environment for a total of $11,485. This program was ultimately suspended as a result of parental concerns in collecting digital fingerprints on their children.  The administration and board members were supportive however felt they needed to get 100% parental approval in order to move the program forward.  We believe the identification meal program may be offered once again or to other schools nationally.

Transportation

In November of 2008, we received FBI Certification for our Fingerprint LiveScan Biometric Identification System. We are one of nine companies nationally to receive this type of certification, which allows us to market our product to both the government and private sectors. The LiveScan System is used as a collection and submission process for fingerprints that are sent to a State and/or FBI Automated Fingerprint Identification System (AFIS) for matching fingerprint records. Our 10 fingerprint LiveScan Solution is part of an “end-to-end” identification system that is marketed as our Secure Enrollment Worker ID Verification LiveScan Biometric Capture platform. This certification permits us to aggressively market our technology solution, on a national level, to companies and background screening providers that have a government requirement to perform biometric background screening checks prior to hiring individuals.

In December 2008, our FBI certification enabled the company to engage in its first worker ID verification LiveScan biometric capture system with Accurate Biometrics Inc. (ABI), which is located in the State of Illinois.  ABI provides a network of enrollment centers throughout the State of Illinois for the purpose of collecting biometric and biographic information on thousands of applicants or individuals seeking employment in a wide variety of industries such as education, healthcare, and state agencies. ABI took delivery of its first two systems in June 2009 and we received an initial payment of $32,040.80.  We believe there will be additional opportunities for the Zerco Solution from ABI and other industries and businesses in the State of Illinois in future months.

In April 2009, we retained an investment banking firm to assist with obtaining additional equity financing upon the effectiveness of this Registration Statement.  Our engagement of the investment banking firm consists of conducting a private placement offering to raise $3,000,000 to $5,000,000 million through either equity or debt financing.  In addition, the investment banking firm will assist our company in selectively targeting strategic acquisitions of assets from target companies, which we believe will provide us with a higher valuation, a creation of strategic business synergy, and provide us with technology that will compliment our biometric identification initiatives to use within the Zerco Solution. We believe the investment banking firm will assist us in acting as a first tier market maker for our stock through their National retail broker/dealer network.

In June 2009, we completed our compliance testing of the Zerco Secure Card Credentialing System (ZSI-SCCS) for the Bureau of Identification for the Illinois State Police (ISP).  The Bureau of Identification certified ZSI-SCCS in compliance with the Illinois State Police Electronic Fingerprint Submission Specification (EFFS).  This certification enables our LiveScan Solution to be adopted by government agencies and private industries in the State of Illinois who need to perform a civil applicant background check prior to employment.

In March 2009, we entered into a Non-Disclosure Agreement with one of the largest background check screening investigative services companies in the United States. This company submitted a purchase order for 5 of our Biometric LiveScan Worker Identification Systems for the purpose of demonstration and field testing.  The value of the order was approximately $45,000.  We believe that this order is the beginning of many systems this company will order in the coming months. We believe these systems will be deployed into their investigative service operation which has approximately 3,000 investigators, both nationally and internationally, who will utilize the Zerco Biometric LiveScan Worker Identification System in order to collect applicant biographical and biometric fingerprint information at the time of a person going through their first interview process.  For the past 10 months we have been testing our Zerco Solution, developing communication protocols, and integrating the Zerco Solution with their identity management database environment.

In January 2010, we entered into a strategic Sub-Contract Agreement with the above referenced company permitting us to provide background investigative services, and related support services, that will include using our Biometric LiveScan Worker Identification System.  These services will be performed in all 50 states, plus Washington DC, Puerto Rico, Guam, the US Virgin Islands, and other US Trust Territories. This company is under contract with one of the largest US government agencies, providing investigative background check screening services.

Our Product and Technology

Employers today face serious security problems related to identity theft, identity fraud, terrorism, espionage and the hiring of illegal or undocumented alien workers.  We believe these threats are real and can cost institutions, businesses, and organizations hefty fines, loss of valuable assets and harm reputation.  We also believe that workforce credentialing begins with proper vetting of employment eligibility, identity verification, and pre-employment background check screening.  The Zerco Secure Card Credentialing System (ZSCCS) and Identity Management Card software provides a “Best Practice” foundation for employers. The Zerco Solution quickly collects standardized enrollment data for proper verification of both state and federal government issued identification documents, completes a right to work eligibility process, and collects and processes electronic fingerprint “LiveScan” technology for the purpose of federal and state criminal history record checks. In addition, we have integrated digital signature capture, digital photo capture with portrait normalization, and government ID document scanning with OCR (optical character recognition) process. We define our integrated end-to-end product technology system as the “Zerco Solution.”

The Zerco Solution is deployed in two scalable platforms. First, a laptop version platform, where an end-to-end user may not be required or have a need to issue secure biometric ID cards/credentials. This platform is known as our Biometric Worker “Verification” System (BWVS). The second platform is our ZSI-2002 Secure Enrollment Workstation (SEW) Terminal with touch screen. This platform provides the capability to collect, process, encrypt information, both biographical and biometric data, and securely encode all information on an advanced smart card data storage medium. This platform is used for the Zerco Secure Trusted Worker “Credentialing” (ZSTWC) System.  Both platforms can be set up as stationary or portable systems.

Specific to the ZSI-2002 SEW Terminal is the ability to utilize and work with numerous biometric and advanced card technologies.  Our ZSI-2002 SEW terminal is designed to utilize "off-the-shelf" components, which allows us to acquire components economically, ensure readily available components, and enables us to quickly bring to market the required quantities of systems. Our ZSI-2002 SEW Terminal uses Microsoft Windows™ platform. Peripheral devices, such as single fingerprint readers, FBI certified LiveScan fingerprint devices, digital photo capture cameras, digital document scanners, and digital signature capture devices, are available from several suppliers. These components have been integrated using our own proprietary interface technology and application software into a seamless platform providing multiple functionality and versatility.

Our Secure Card Credentialing Management ID Software with biometric LiveScan fingerprinting capture software enhances security, increases operating efficiencies, and deters identity theft. ZSI-SCCS Management ID software runs on both the Laptop Biometric Worker Verification System Platform and the ZSI-2002 SEW Terminal Platform. As a result, cardholders can be more accurately authenticated, and stored data becomes more reliable and readily available at the point of contact. Our interoperable standards approach simplifies integration with existing applications and is designed for easy use with next generation products and other biometric technologies, such as retinal scan, iris scan, and facial recognition technology. The following components make up our Secure Card Credentialing Management ID Software:

● ZSI’s Credentialing Manager Module, provides necessary functionality to accurately enroll employees or new hires capturing identification information, fingerprint data, manages the creation personalization and issuing of secure ID credentials as well as ensures government standards and regulatory compliance.

● ZSI’s Security Module- prevents unauthorized access to ZSI Credential Manager Software and applications eliminating the need for passwords or ID numbers,

● Smart-Form-Fillable PDF Module- the PDF engine allows corporate paper based disclosure or consent forms to be converted to an electronic form fillable document.

● Digital Signature Stylist Module- integrates live written signature capture creating legally binding documents.

● Drivers License ID Card Document Scanner Module- extracts information from drivers licenses, passports, and other government ID cards. Software detects and alerts if a forged or altered license is scanned.

● Extended Employee Demographic Data Set (ANSI/NIST type 2 record format) Module- provides critical data information for processing of digital fingerprints for both State and Federal fingerprint checks.

● Photo capture Preface Module- produces portrait style quality ID photo eliminating the need for manual cropping or centering.  Photos are automatically captured and normalized meeting passport standards.

● Biometric LiveScan Module for FBI IAFIS (type four or fourteen fingerprint record) - enrolls high quality fingerprint impressions in just 15 seconds, and provides a superior image for biometric template creation. This is configurable for security enrollment, or images can be combined with the Type 2 data for State/FBI Civil tenprint submissions where required by law.

● IAFIS Channeling Module for both State and Federal IAFIS submissions- provides access and the capability of submitted fingerprint record to both State and Federal IAFIS systems.

●  United States Immigration Naturalization (green card authentication module)- decodes the US Permanent Resident Card “Green Card’s” optical memory stripe and automatically validate the authenticity if it is a US issued card.

The ZSI2002 Secure Enrollment Workstation is a multi-media, small "footprint", stand-alone, and fully integrated PC based Point-of-Contact Terminal. The terminal, coupled with our patented data encryption algorithm and customized software applications, enables a user to read data stored on an optical memory card or a hybrid card (more than one storage technology on the same card), confirm the identity of the individual using biometric identification, and record or update information concerning an individual's activities as they relate to how the card was designed to be used. Our terminal can operate as a true stand-alone verification terminal, reading and applying information that is stored on the card.  Authentication and identification of the cardholder is achieved by matching a digital fingerprint or other biometric features and comparing the data to a live capture of the person’s biometric characteristic to that which was stored on the ID card.  All information can be read and displayed on the terminal touch-screen display.  The ZSI-2002 SEW Terminal can also be connected to a local area network (LAN), exchanging and updating data with both a centralized database and the card itself.  When connected to a LAN or central database, any information previously stored on the card, and historical data maintained on the central database, can be compared and verified, offering a very high degree of security and accuracy when using the system for personal identification purposes. Zerco’s encryption algorithm renders the data indecipherable except through one of our programmed terminals. Further, through software programming, each terminal can be programmed to "see" only data authorized for it to see, keeping selective data confidential from unauthorized terminals or individuals.

Market Overview

There are a number of market driven indicators that we believe provide substantial opportunity to deploy the Zerco Solution with its Fingerprint LiveScan and identification credentialing capabilities.  With the Federal government adopting legislation resulting in the Patriot Act and The Real ID Act, in addition to current issues related to immigration control, both government and corporations today have the responsibility to continuously evaluate and attempt to use the latest technologies and best practices in order to comply with the respective laws, help protect their assets and ensure safety for the employees.  Employers today are facing serious security problems related to:

●   Identity theft and misuse of social security numbers;
●   Immigration reform a criminal history background check requirements;
●   Regulatory and hiring of illegal alien workers;
●   cyber-terrorism;
●   Fraud;
●   Corporate espionage;
●   Criminal history background check requirements; and
●   Regulatory compliance with Federal\State regulations.

We believe best practice workforce hiring and credentialing begins with proper employment eligibility, identity verification, and pre-employment background screening. Our research and development has resulted in a company issued identification card that offers combined access to corporate facilities, computer networks, corporate assets, and to employee information, which can only be given to trusted employees that have been properly vetted.  Additionally, biometrics, (fingerprint identification and facial identification), are rapidly taking an active role in pre-employment background checks and for use in positive identification for both government employment as well as private industry.  Statistics indicate there is growing demand to utilize State and National Fingerprint Criminal Record Checks for applicants seeking employment both in the government and private sector.  The FBI reports an annual growing number of civil\applicant 10 print fingerprint submissions to the FBI’s IAFIS (Integrate Automated Fingerprint Identification System) have grown annually.  For example, such civil/applicant 10 print fingerprint submissions have increased from 35.5 million in 2008 to 52.7 million in 2009.  These numbers show a growing trend for using fingerprinting as part of the screening or criminal history check process.

In addition, both government agencies and private sector businesses are requiring the utilization of using background check screening companies to thoroughly check and investigate the suitability of a perspective employee prior to employment.  We believe our strategic relationship with one the largest background check screening and investigative service company’s, strategically positions the Zerco Solution to meet the growing demand using biometric LiveScan Fingerprint technology for workforce pre-employment screening and worker identification markets.  Our strategic partner has a presence in both the government and private sectors, both nationally and internationally.

Our Strategy – Vertical Markets

We recognize the need to establish and maintain a disciplined approach to available markets, utilize key strategic relationships that will serve to increase our visibility, remove or lessen barriers and thereby increase the speed to market.  To this end, we intend to market our technology through:
•	Strategic Business\Teaming Partners- complimentary industries;
•	Direct Sales- Internal sales force;
•	Strategic Marketing Agreements; and
•	Value-added reseller Licensees.

Our marketing strategy was designed to identify and meet market needs, and to avoid pursuing markets that are not reasonably achievable for our company. The decision to select certain vertical markets for the deployment of the Zerco Solutions was based on years of experience with the identification and biometric markets generally, and specific experiences with the private sector and various government entities responsible for the personal identification and security markets in the aftermath of the events of September 11, 2001. The targeted primary vertical markets are: (i) worker identification biometric identification credentials for employers, both government and private sectors, (ii) healthcare industry and (iii) transportation industry. Such markets have large user populations with an acknowledged need for personal identification solutions and a demonstrated willingness to advance technology solutions and/or, have been directed to implement solutions by Presidential Executive Order or other pending legislation. Examples: card management systems (CMS) are a recent outgrowth of the FIPS-201 legislation that requires government employees to carry a smart card based ID credential.  Homeland Security Presidential Directive 12 (HSPD-12), issued by President George W. Bush on August 2004; mandates a standard for identification of federal government employees and contractors. In addition, the September 11 Commission's recommended improved security measures and identification for holders of driver’s licenses. Further, employers who fail to meet legislative mandates regarding hiring practices face extreme financial consequences as well as criminal penalties.

Recognizing the need to gain market acceptance as rapidly as possible, we have retained the services of consulting groups capable of providing immediate assistance in accessing partners, reaching industry leaders, and to serve as conduits through which business opportunities are presented.  These strategic advisors have a firm working knowledge of the industry and decades of experience in navigating both private and public markets that will facilitate our initiatives for procuring contracts. During the past two years, we utilized the services of The Hutchinson Group led by Asa Hutchinson, former Under Secretary of the Department of Homeland Security, to provide both public and private market intelligence and long standing relationships that helped to accelerate our company’s visibility. The Hutchinson Group introduced our company to the airport and seaport police security organization which awarded us the opportunity to provide the Identification Credentials at the 2007 and 2008 Airport Seaport Police Security Conferences. We successfully enrolled more than 300 participants, respectfully, who represented senior law enforcement officers from airports and seaports around the world. Currently the advisory agreement between The Hutchinson Group and our company has expired. Both parties have agreed to re-engage the relationship when it would be beneficial and strategic to Zerco’s current business objectives and strategies.

We also engaged the services of Barreto & Associates to act as advisors and consultants to the company. Barreto & Associates is a consulting firm owned and managed by Hector Barreto, former Administrator at the Small Business Administration, and now Chairman of the Latino Coalition, a leading advocacy group for the Latino business community in the U.S.  Our company was named the Official Technology Advisor to the Latino Coalition in 2008.

We believe our strategic relationships have achieved and will offer us in the future the ability to maximize contracting opportunities within our primary vertical markets. Within each vertical market, we intend to leverage opportunities to expand our presence within industry sectors and expand into other sectors within the particular vertical markets.

Sales, Marketing and Distribution

Primary Market

Employer Worker Identification Market

For the past 24 months we have strategically focused our attention on the employer worker identification market.  Our objective has been to provide employers with the Zerco Solution enabling them to incorporate a “best practice” employment process beginning with proper employment eligibility, identity verification, pre-employment background screening and biometric identification card credentialing. With the growing issues and serious consequences an employer may experience with driving forces such as  identity theft, terrorism, fraud, espionage and hiring of illegal alien workers, our Zerco Solution provides a unique and efficient solution to address and combat these issues.  In the employment of illegal alien workers, our research has found employers have been subject to prosecution and fines by federal, state, and local law enforcement officials for violating laws governing the employment of illegal immigrant workers. The failed efforts to pass a comprehensive immigration reform law have only served to heighten the efforts of government officials to address the immigration problems. Consequences to employers can be significant. Current laws allow for the following:

•	criminal prosecution and financial penalties,
•	civil suits and penalties,
•	discrimination and unfair labor practice charges,
•	facility closings, with the attendant economic losses,
•	workforce instability and rapid turnover, and
•	public image and brand loss consequences.

The Department of Homeland Security (DHS) and regulations governing illegal hiring has aggressively focused on worksite enforcement and employer sanctions including the addition of worksite enforcement agents and auditors in an effort to combat the illegal practice of hiring undocumented illegal immigrants. For example, Swift & Co. meatpacking plant locations were raided by agents from Immigration and Customs Enforcement. When it was discovered that illegal immigrants were employed, the plant closures resulted in approximately $30 million dollar loss of revenue to Swift from disrupted operations, the company was subject to fines, and the corporate officers were subject to possible criminal prosecution.  We believe the Zerco Solution will assist employers in their efforts to satisfy regulations and avoid consequences as those suffered by Swift & Co.  Specifically, the Zerco Solution will provide employers the ability to:

•	obtain employee’s fingerprints and store other pertinent personal and employment data,
•	verify and authenticate employee identity,
•	create a unique biometric identifier to connect the employee to the identification card and the database, and
•	provide a scalable and flexible solution that can include identification management, security and access control.

We believe that the Zerco Solution will continue to be implemented into the employer vertical market as follows:

Government Agencies (national and international) and corporate business
                  |
Other background check screening companies
                  |
Service Industries with large immigrant workforce (hospitality, building trades, landscaping)
                  |
Employers with large immigrant workforces (meatpackers, corporate food growers)

Secondary Markets

Healthcare Market

As a development stage company, we spent significant time and resources in developing, testing, and piloting the Zerco Solution in the healthcare industry. In 1999, with the introduction of HIPAA (Health Insurance Portability and Accountability Act), the protection of patient privacy and access to patient information were driving forces that we chose to focus our development resources to address the privacy issues as they relate to patient identity and protection of their medical records. We spent significant time on understanding the needs of the health care industry, specifically to payors and providers, seeking ways to improve operation efficiencies, lowering costs, and communication of patient health information while remaining in compliance with federally mandated confidentiality laws. One of the key driving forces that have become a catalyst in the healthcare market was the need to properly identify a patient, access to patient medical information and a way to provide secure access to information once authorized. We believed that utilizing one of our core components, digital fingerprinting, would provide the healthcare market a means to identify the patient, protect access to their information, properly identify a provider of care, and authorize access to the patient’s medical record. Government legislation further required healthcare providers to employ a method to identify more accurately the administering of patient care. A second area of concern was the increasing cost and delivery of healthcare. This problem is enlarged by the inability to access the patients’ health records, resulting in unnecessary duplication of care, prescription abuse and administrative burdens. Finally, the growing incidence of unemployment, uninsured individuals, identity theft, and identity fraud has further burdened both the delivery and administration of care. We believe that biometric identification solutions are recognized as available and viable solutions to address these problems. As a result of many years of development, testing, and piloting the Zerco Solution in the healthcare industry, resulted in the development of our Health-e-Connection™ and Health-eCard™ solution. The Health-e-Connection™ was designed to provide standardized methods in which to share a patient’s personal and medical information while ensuring privacy and security of their record within a network of providers. The Health-eCard™ was a portable electronic patient medical record that was carried by the card holder and provided care critical information vital to the patient and provider. Both products have been fully developed and tested and are available for immediate production. Over the years we have gained through our demonstration, various levels of interest in this market. We believe the Zerco Solution has immediate application and could result in immediate benefits throughout the chain of the healthcare vertical market. Briefly, both Solutions provides:

•	a secure environment for the collection and distribution of patient data,
•	the ability to authenticate the identity of the patient,
•	protection of patient privacy in compliance with HIPAA standards,
•	a portable method to transfer patient data as an integral, and indispensable, part of any EMR (Electronic Medical Record) plan,
•	a method to reduce fraud, identity theft and improved administration of care, and
•	a method to improve overall efficiencies and reduce costs.

We believe the Zerco Solution can be introduced at various levels in the healthcare market for the benefit of all participants. We also believe that the healthcare market is still experiencing continuous changes.  We plan to continually market and make the industry aware of our products. We believe there still exists a significant barrier of entry into the healthcare market, and the Zerco Solution will not be clearly seen until there becomes comprehensive government legislation and standards, as well as the healthcare industry payors and providers work on reducing the fragmentation of hundreds of different systems, and their ability to share information in an interoperable fashion. As the healthcare market continues to find ways to improve efficiencies in the delivery of care, the reduction of cost, and the sharing of vital medical information, we will be provided with opportunities to utilize our Health-eCard, and Health-eConnection Solution.

Transportation Market

As a result of the events of September 11, 2001, the transportation industry has been identified by the US Federal Government as being in need of more strict and reliable security measures regarding the identification of travelers, transportation workers, vendors, mass transit workers and customers and drivers licenses at international border crossings, airports and seaports.

As recognized in the Civitas Report dated 2007, Homeland Security spending in the private sector for security at airports, seaports, ground transportation and border crossing will exceed $ 25 billion dollars over the next 5 years. Although private sector spending is more difficult to calculate, trucking companies, railroads, ports and security companies will need to spend considerable amounts to meet regulatory standards and improve security of their assets. We believe the following vertical market sectors would benefit by using the Zerco Solution as concerns are heightened due to terrorism, illegal immigration, and identity theft continue to grow on a national and international level. The transportation vertical market as follows:

Railroads (proposal submitted to major rail carrier)
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Trucking
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Airport security (Worker ID Programs, truckers, workers and travelers)
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Seaport security (For worker ID Programs, rail and truck cargo)
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Automobiles (new driver’s license identification needed per 9/11 Commission Report)
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Mass Transit

Although we intend to devote a majority of our time and resources to the primary market (worker identification and biometric background check screening initiatives), we intend to pursue secondary market opportunities as they become more mature and the demand grows.

Government

The lack of a comprehensive initiative from Department of Homeland Security, or any of its state counterparts, is due in large part to the vastness of the many databases that contain millions of records on individuals and the disparate legacy technology environments that do not permit communication or interoperability between federal agencies and their state agencies counterparts. We believe the U.S. government will be a major purchaser of biometric identification solutions and advanced card technologies. Our research has shown that numerous government agencies, as well as various congressional committees, are proposing new biometric identification systems to track all US workers to determine employment eligibility. In addition, the FBI continues to upgrade to their fingerprint identification systems, such as the Next Generation Identification (NGI) system, which will include the collection and storing of fingerprints, iris scans, palm prints, and facial images, which we believe our Zerco Solutions is applicable. Another indicator of support and growth in the field of biometric technology is supported by the recently approved Department of Homeland Security 2010 House spending bill in which $42.4 billion in total discretionary funding has been allocated for numerous biometric programs for identity management screening, and collection and checking of fingerprints, which are collected in a database and checked against criminal and terrorist databases.

Our prior experience on numerous requests for proposals as they related to multiple technology purchases by government agencies with several of the leading government contract integrators such as Northrop Grumman, Anteon (now a division of General Dynamics) and Computer Sciences Corporation served to validate the Zerco Solution. However, each were unsuccessful in their bids on various contracts. As a result, we learned that the government market is slow and places great strain on emerging companies. For these reasons, we elected to focus attention on the private sector and opt out of the early federal initiatives until the landscape becomes clearer. Private sector contracts and opportunities continue to thrive and management believes the time and opportunity are right, and our strategic corporate contract partner will be instrumental in penetrating this private sector market. In addition, we believe our relationship with our corporate contract partner will help the company segway into both the government and private sectors with our biometric identification solution due to the fact that this company is a leading provider of investigative background check screening services for approximately 80% of the US government agencies, in addition to their corporate counterpart division which has a source of over 40,000 private companies.

Competition

Competition within the biometric identification application market is fragmented. Historical activities have been, for the most part, focused on products and providers who deliver single purpose solutions. For example, access control companies focused their attention of delivering an electronic, or biometric, device to allow for access to premises. These devices may or may not include a biometric solution. Other solutions require an identification card and in most cases are not integrated with a biometric identifier. We have an end-to-end turn-key solution that addresses multiple functions and is scalable for many environments. Our competition can be broken down into 7 categories.  There are numerous companies, nationally and internationally, who provide technology that addresses, in many case single solutions.  The categories are as follows:

•	Fingerprint and biometric technology providers,
•	Identification Badge printer manufacturers,
•	Third party identification badge software solution companies,
•	Smart card manufacturers and smart card system integrators,
•	Card identification management solution, and
•	Physical Access control systems and integrators.

Companies such as Cogent Systems, L-1 Identity Solutions (both publicly traded), CrossMatch, Sagem Morpho, and Printrak, are recognized as our competitors.  None of the companies, we believe, have an end-to-end technology solution like the Zerco Solution, which we believe differentiates our company and products from the competition.  In addition, our approach in utilizing strategic relationships and the business model of companies that provide background check screening services provides a unique entry into both government and private sectors for the Zerco Solution. We further believe that none of the companies mentioned pose a barrier of entry for our company into the market.

There have been many uses in the adoption of biometric technology in the market. Many companies use a single purpose approach with biometrics for recognition, in particular with computers, computer networks or for access to a patient’s health record by a health care provider. These solutions are fixed to locations, lacking the portability or flexibility that the Zerco Solution offers.

Patent Protection

Throughout our development stage, the company relied on a combination of trade secrets, nondisclosure agreements, and patent protection to establish and protect is proprietary rights for its product, which is the solution, and technology. We believe there can be no assurance and these mechanisms will provide the company with any competitive advantages.  Furthermore, there can be no assurances others will not independently develop similar technologies, or “reverse engineer” the proprietary aspects of the Company’s technology and solution. The Company currently relies on a combination of trade secrets, non-disclosure agreements and patent protection to establish and protect its proprietary rights in its products. There can be no assurance these mechanisms will provide the Company with any competitive advantages. Furthermore, there can be no assurance others will not independently develop similar technologies, or duplicate or “reverse engineer” the proprietary aspects of the Company’s technology.

We were awarded and issued two U.S. patents issued with respect to its technology. The “Image Encryption Algorithm,” Patent No. 5,027,401, was issued on June 25, 1991 and has expired. This patent had a 17 year term as declared by the United States Patent Office.  This patent was for a system for the secure storage and transmission of data that utilizes a visual algorithm to encode sensitive data in a secure manner onto a data card or other storage device. We have made advances regarding its first patent and plans to re-file with modifications should it be an advantage to our company. The second patent, “Terminal Intelligence Unit,” Patent No. 5.756,978 was issued on May 26, 1998, and expires in 2015. This patent had a 20 year term as declared by the United States Patent Office. The patent is for a modular stand-alone image display terminal that combines optical memory card technology and other advanced smart card technologies with PC based technology enabling onsite identity verification, authentication of a card holder, and transaction processing.  To date this patent has lapsed.  We intend to re-file for patent protection that would include many advanced technology improvements and software updates.  Finally, we have continually made improvements to our products and technologies, and anticipates making additional patent filings on new inventions or improvements when warranted.

Research and Development Expenses

For the 9 months ending September 2009 we spent $46,665 on research and development activities. During the year ended December 31, 2008, we spent $78,284 on research and development activities, and during the year ended December 31, 2007, we spent $78,664 on research and development activities. During all periods, all expenses associated with research and development, as it applied to the Zerco Solution, were borne directly by the company. None of these expenses were borne directly by our customers.

Employees

The company employs 2 full time employees, and 12 independent contractors. These individuals hold positions in management administration, accounting, marketing, engineering, and program application software development.

Item 1A. Risk Factors

Our independent auditors have expressed doubt about our ability to continue our activities as a going concern, which may hinder our ability to obtain future financing.

Since we have been focused on developing our propriety technology for availability of commercialization, we have suffered recurring losses from operations. The continuation of our company as a going concern is dependent upon our company attaining and maintaining profitable operations and raising additional capital. The financial statements do not include any adjustment relating to the recovery and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should our company discontinue operations.

Due to the uncertainty of our ability to meet our current operating expenses and the capital expenses noted above, in their report on the annual financial statements for the years ended December 31, 2008 and 2007, our independent registered accounting firm included an explanatory paragraph regarding the doubt about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the status of the company.

The continuation of our business is dependent upon us raising additional financial support. The issuance of additional equity securities by us could result in a significant/substantial dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.  If the Company should fail to continue as a going concern, you may lose the value of your investment in the Company.

We have a limited operating history upon which to base an investment decision.

We were formed in June 1990 but have a limited operating history as a company.  As a result, there is very limited historical performance upon which to evaluate our prospects for achieving our business objectives.  Our prospects must be considered in light of the risks, difficulties and uncertainties frequently encountered by development stage entities.

To date, we have generated only losses, which are expected to continue for the foreseeable future.

For the nine months ended September 30, 2009, the years ended December 31, 2008 and 2007; we incurred a net loss of approximately $2,461,856, $2,472,020 and $5,310,068, respectively, and used cash in operations of approximately $2,109,369, $734,358 and $2,402,292, respectively, in connection with the development of our software for “turn-key” smart card and our operations.  As of September 30, 2009, we had unrestricted cash and cash equivalents of approximately $1,188 and an accumulated deficit of approximately $28,124,396. We may not be able to achieve expected results, including any guidance or outlook it may provide from time to time. We may continue to incur losses and may be unable to achieve or maintain profitability.  We cannot assure you that our net losses and negative cash flow will not accelerate and surpass our expectations nor can we assure you that we will ever generate any net income or positive cash flow.

If we are unsuccessful in entering into and maintaining content license agreements, our revenues will be negatively affected.

An important aspect of our business strategy is to have licensing relationships with third party content providers that have brand names known to the general public. For example, we currently content license agreements with Aware, Microsoft, BLC Corp., Green Bit S.p.A.  Content license agreements generally have a set term, may or may not include provisions for exclusivity and may require us to make significant minimum payments. There is no assurance that we will enter into a sufficient number of content license agreements or that the ones that we enter into will be profitable and will not be terminated early.

Our business depends upon our ability to keep pace with the latest technological changes, and our failure to do so could make us less competitive in our industry.

The market for our services is characterized by rapid change and technological improvements. Failure to respond in a timely and cost-effective way to these technological developments may result in serious harm to our business and operating results.  As a result, our success will depend, in part, on our ability to develop and market service offerings that respond in a timely manner to the technological advances of available to our customers, evolving industry standards and changing preferences.

Our key personnel and directors are critical to our business, and such key personnel may not remain with our company in the future.

We depend on the continued employment of its senior executive officers and other key management and technical personnel. If any of its key personnel were to leave and not be replaced with sufficiently qualified and experienced personnel, our business could be adversely affected. In particular, our current strategy to penetrate the market for contactless logical access identification and transaction solutions is heavily dependent on the vision, leadership and experience of its chief executive officer, John Niotti-Soltesz.

Our continued success will depend, to a significant extent, upon the performance and contributions of our senior management and upon our ability to attract, motivate and retain highly qualified management personnel and employees.  We depend on our key senior management to effective manage our business in a highly competitive environment.  If one or more of our key officers join a competitor or form a competing company, we may experience interruptions in product development, delays in bringing products to market, difficulties in our relationships with customers and loss of additional personnel, which could significantly harm our business, financial condition, operating results and projected growth.

Rapid technological changes could make our service less attractive.

The smart card, biometric identification and personal identification industries are characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations and evolving industry standards.  If we are unable to keep pace with these changes, our business may be harmed.  Products using new technologies, or emerging industry standards, could make our technologies less attractive.  If addition, we may face unforeseen problems when developing our service, which could harm our business.  Furthermore, our competitors may have access to technologies not available to us, which may enable them to produce products of greater interest to consumers or at a more competitive cost.

Regulation concerning consumer privacy may adversely affect our business.

Certain technologies that we currently support, or may in the future support, are capable of collecting personally-identifiable information.  We anticipate that as the smart card, biometric identification and personal identification software and hardware continue to develop, in the future will be possible to collect or monitor substantially more of this kind of information.  A growing body of laws designed to protect the privacy of personally-identifiable information, as well as to protect against its misuse, and the judicial interpretations of such laws, may adversely affect the growth of our business.  In the United States, these laws could include the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, HIPAA, Homeland Security Presidential Directive 12 (HSPD 12), Real-ID Act of 2005, Federal Information Processing Standards 201, and the Gramm-Leach Bliley Act, as well as various state laws and related regulations.  In addition, certain governmental agencies, like the Federal Trade Commission, have the authority to protect against the misuse of consumer information by targeting companies that collect, disseminate or maintain personal information in an unfair or deceptive manner.  In particular, such laws could limit our ability to collect information related to users of our services, to store or process that information in what would otherwise be the most efficient manner, or to commercialize new products based on new technologies.  The evolving nature of all of these laws and regulations, as well as the evolving nature of various governmental bodies’ enforcement efforts, and the possibility of new laws in this area, may adversely affect our ability to collect and disseminate or share certain information about consumers and may negatively affect our ability to make use of that information.  If we fail to successfully comply with applicable regulations in this area, our business and prospects could be harmed.

Consumer avoidance of software which collect, store or use personally-identifiable data could adversely affect our business.

Consumer sentiment regarding privacy issues is constantly evolving.  Such consumer sentiment may affect the buying public’s interest in our current or future service offerings.  If some areas, consumer groups and individual consumers have already begun to vigorously lobby against, or otherwise express significant concern over, the collection, storage and/or use of personally-identifiable information. In addition, there has been an effort to impede the collection of fingerprinting as a way to identify individuals; however, we do not see this as a barrier to our technology.  Accordingly, privacy concerns of consumers may influence certain industry sectors form collecting digital biometric information on a person as well as putting biometric and biographical data on a smart card forcing some industries to refrain from offering products or using products that could harm the biometric personal identification industry. Moreover, strong consumer attitudes often precipitate new regulations like the ones described above.  If we fail to successfully monitor and consider the privacy concerns of consumers, our business and prospectus would be harmed.

We are not subject to Sarbanes-Oxley regulations and we, therefore, may lack the financial controls and safeguards now required of public companies.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended by SEC Release 33-8934 on June 26, 2008 we will be required, beginning with our fiscal year ending December 31, 2010, to include in our annual report our assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year ending December 31, 2010. Furthermore, in the following year, our independent registered public accounting firm will be required to report separately on whether it believes that we have maintained, in all material respects, effective internal control over financial reporting. We do not have the internal infrastructure necessary to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002.   We expect to incur additional expenses and diversion of management’s time as a result of performing the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.  There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls.

If we are not able to adequately protect our intellectual property, we may not be able to compete effectively.

Our ability to compete depends in part upon the strength of our proprietary rights in our technologies, brands and content. We have relied on a combination of U.S. and foreign patents, copyrights, trademark, trade secret laws and license agreements to establish and protect our intellectual property and proprietary rights through the years. The efforts we have taken to protect our intellectual property and proprietary rights may not be sufficient or effective at stopping unauthorized use of our intellectual property and proprietary rights. In addition, effective trademark, patent, copyright and trade secret protection may not be available or cost-effective in every country in which our services are made available through the Internet. There may be instances where we are not able to fully protect or utilize our intellectual property in a manner that maximizes competitive advantage. If we are unable to protect our intellectual property and proprietary rights from unauthorized use, the value of our products may be reduced, which could negatively impact our business.  Our inability to obtain appropriate protections for our intellectual property may also allow competitors to enter our markets and produce or sell the same or similar products. In addition, protecting our intellectual property and other proprietary rights is expensive and diverts critical managerial resources.  If any of the foregoing were to occur, or if we are otherwise unable to protect our intellectual property and proprietary rights, our business and financial results could be adversely affected.

If we are forced to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive. In addition, our proprietary rights could be at risk if we are unsuccessful in, or cannot afford to pursue, those proceedings.

We also rely on trade secrets and contract law to protect some of our proprietary technology. We have entered into confidentiality and invention agreements with our employees and consultants. Nevertheless, these agreements may not be honored and they may not effectively protect our right to our un-patented trade secrets and know-how. Moreover, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how.

In 1995, the U.S. Patent and Trademark Office adopted changes to the U.S. patent law that made the term of issued patents 20 years from the date of filing rather than 17 years from the date of issuance, subject to specified transition periods. Beginning in June 1995, the patent term became 20 years from the earliest effective filing date of the underlying patent application. These changes may reduce the effective term of protection for patents that are pending for more than three years. While we cannot predict the effect that these changes will have on our business, they could have a material adverse effect on our ability to protect our proprietary information. Furthermore, the possibility of extensive delays in the patent issuance process could effectively reduce the term during which a marketed product is protected by patents.

We may need to obtain licenses to patents or other proprietary rights from third parties. We may not be able to obtain the licenses required under any patents or proprietary rights or they may not be available on acceptable terms. If we do not obtain required licenses, we may encounter delays in product development or find that the development, manufacture or sale of products requiring licenses could be foreclosed. We may, from time to time, support and collaborate in research conducted by universities and governmental research organizations. We may not be able to acquire exclusive rights to the inventions or technical information derived from these collaborations, and disputes may arise over rights in derivative or related research programs conducted by us or our collaborators.

Our two patents have either expired or lapsed due to failure to maintain the annual maintenance fees. We chose to allow the terminal patent to lapse and plan on re-filing with improvements to the basic patent or file an application for a new patent regarding our hardware technology as necessary.

If we infringe on the rights of third parties, we may not be able to sell our products, and we may have to defend against litigation and pay damages.

If a third party were to assert that our products infringe on its patent or other intellectual property rights, we could incur substantial litigation costs and be forced to pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only consume significant financial resources, but would also divert our management’s time and attention. Such claims could also cause our customers or potential customers to purchase competitors’ products or defer or limit their purchase or use of our affected products until resolution of the claim. If any of our products are found to violate third-party intellectual property rights, we may have to re-engineer one or more of our products, or we may have to obtain licenses from third parties to continue offering our products without substantial re-engineering. Our efforts to re-engineer or obtain licenses could require significant expenditures and may not be successful.

Any market that develops in shares of our common stock will be subject to the penny stock restrictions which will create a lack of liquidity and make trading difficult or impossible.

SEC Rule 15g-9 (as most recently amended and effective on September 12, 2005) establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions.  It is likely that our shares will be considered to be penny stocks for the immediately foreseeable future.  This classification severely and adversely affects the market liquidity for our common stock.  For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker-dealer approve a person’s account for transactions in penny stocks and the broker-dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker-dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker-dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth:

•	the basis on which the broker-dealer made the suitability determination, and
•	that the broker-dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offerings and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.  Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Because of these regulations, broker-dealers may not wish to engage in the above-referenced necessary paperwork and disclosures and/or may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market.  These additional sales practice and disclosure requirements could impede the sale of our securities, if and when our securities become publicly traded.  In addition, the liquidity for our securities may decrease, with a corresponding decrease in the price of our securities.  Our shares in all probability will be subject to such penny stock rules for the foreseeable future and our shareholders will, in all likelihood, find it difficult to sell their securities.

We face risk associated with acquisitions and strategic transactions.

A component of our ongoing business strategies is to seek to buy businesses, products and technologies that complement or augment our existing business, products and technologies. We have in the past negotiated with a number of businesses to potentially merge or acquire their operations, and from time to time or in the future, we may acquire or make investments in companies, products and technologies that we believe are complementary to our existing business, products and technologies.

Any future acquisition could expose our company to significant risks, including, without limitation, the use of its limited cash balances or potentially dilutive stock offerings to fund such acquisitions; costs of any necessary financing, which may not be available on reasonable terms or at all; accounting charges we might incur in connection with such acquisitions; the difficulty and expense of integrating personnel, technologies, customer, supplier and distributor relationships, marketing efforts and facilities acquired through acquisitions; integrating internal controls over financial reporting; discovering and correcting deficiencies in internal controls and other regulatory compliance, data adequacy and integrity, product quality and product liabilities; diversion of management resources; failure to realize anticipated benefits; costly fees for legal and transaction-related services; and the unanticipated assumption of liabilities. Any of the foregoing could have a material adverse effect on our financial condition and results of operations. We may not be successful with any such acquisition.

Acquisitions and strategic investments may also lead to substantial increases in non-current assets, including goodwill. Write-downs of these assets due to unforeseen business developments may materially and adversely impact our financial condition and results of operations.

Sales of our products depend on the development of emerging applications in their target markets and on diversifying and expanding our customer base in new markets and geographic regions, and with new products.

Our intent is to market and sell our products primarily to government and the private sectors while addressing emerging applications that have not yet reached a stage of mass adoption or deployment. For example, the demand to do national criminal background checks for both government and private sector using digital fingerprint capture and identity management software is growing due to the increases in identity fraud, identity theft, terrorism, and misuses of social security numbers. We are also focused on expanding sales of professional investigative services, identity management and biometrics products and solutions. The market for some of these solutions (electronic biometric fingerprinting) is at an early stage of deployment in the private sector compared to other forms of services that try to identify a person by their name and social security number. Additionally, we have a strategy of expanding sales of existing services into new geographic markets, and recently we added a new division to generate revenue in the field of investigative services for government agencies. Our target market initially will begin in the Washington D.C., Virginia, and Baltimore areas and expand South where a large population where federal workers and military bases are located.

Because the markets for our service are emerging, and demand is subject to acceptance of fingerprinting as a means of providing criminal history background checks, there is no assurance that demand will become more predictable as additional industries begin incorporating background check screening as well as criminal history checks grow.  If demand for our services to provide background check screening with fingerprint identification for national background checks does not continue or grow sufficiently, our revenues and gross profit margins could decline or fail to grow. We cannot predict the future growth rate, if any, or size or composition of the market for any of our products or services. The target markets in demand have shown consistency and growth, however, we have no assurances employers, both in the government and private sector, will take advantage of our products. Since target markets are evolving, it is difficult to assess the competitive environment or the size of the market that may develop, both in government and private sector. The demand and market acceptance for our products, as is common for new technologies and services that are being introduced, are subject to high levels of uncertainty and risk and may be influenced by various factors, including, but not limited to, the following:

•	general economic conditions, for example ongoing global economic uncertainty;
•	terroristic threats or disruption to corporate environments as they may be subject to terroristic actions;
•	corporate business community not accepting the use of biometric fingerprinting;
•	cost of the services to corporate and government agencies for hardware, software and licensing;
•	ability to demonstrate to potential customers and partners the value and benefits of new products;
•	the ability of competitors to develop and market competitive solutions for emerging applications in their target markets and our ability to win business in advance of and against such competition;
•	the adoption and/or continuation of industry or government regulations or policies requiring the use of products such as smart card readers;
•	the timing of large scale security programs involving smart cards and related technology by governments, banks and enterprises;
•
the ability of financial institutions, corporate enterprises, the U.S. government and other governments to agree on industry specifications and to develop and deploy security applications that will drive demand for reader solutions; and

•	the ability of high capacity flash memory cards to drive demand for digital media readers that enable rapid transfer of large amounts of data.

We are exposed to credit risk on their respective accounts receivables. This risk is heightened in times of economic weakness.

We are exposed to credit risk in our accounts receivable, and this risk is heightened in times of economic weakness. In addition, we will distribute products and services to both third-party resellers and directly to certain customers, and trade receivables are not covered by collateral or credit insurance. We may not be able to monitor and limit its exposure to credit risk on its trade and non-trade receivables and it may not be effective in limiting credit risk and avoiding losses.

Disruption in the global financial markets may adversely impact the availability and cost of credit.

We may seek or need to raise additional funds. Our ability to obtain financing for general corporate and commercial purposes or acquisitions depends on operating and financial performance, and is also subject to prevailing economic conditions and to financial, business and other factors beyond our control. The global credit markets and the financial services industry have been experiencing a period of unprecedented turmoil characterized by the bankruptcy, failure or sale of various financial institutions. An unprecedented level of intervention from the U.S. and other governments has been seen. As a result of such disruption, our ability to raise capital may be severely restricted and the cost of raising capital through such markets or privately may increase significantly at a time when we would like, or need, to do so. Either of these events could have an impact on our flexibility to fund our business operations, make capital expenditures, pursue additional expansion or acquisition opportunities, or make another discretionary use of cash and could adversely impact our financial results. In any case, there can be no assurance that such funds, if available at all, can be obtained on terms reasonable to us.

Continuing disruption in the global financial markets may adversely impact customers and customer spending patterns.

Continuing disruption in the global financial markets as a result of the ongoing global financial uncertainty may cause consumers, businesses and governments to defer purchases in response to tighter credit, decreased cash availability and declining consumer confidence. Accordingly, demand for our products could decrease and differ materially from their current expectations. Further, some of our customers may require substantial financing in order to fund their operations and make purchases from us. The inability of these customers to obtain sufficient credit to finance purchases of our products and meet their payment obligations to us or possible insolvencies of our customers could result in decreased customer demand, an impaired ability for us to collect on outstanding accounts receivable, significant delays in accounts receivable payments, and significant write-offs of accounts receivable, each of which could adversely impact our financial results.

Disruption in the global financial markets may adversely impact suppliers.

Our ability to meet customers’ demands depends, in part, on our ability to obtain timely and adequate delivery of quality materials, parts and components or products from suppliers. Certain components are available only from a single source or limited sources. If certain key suppliers were to become capacity constrained or insolvent as a result of economic weakness either regionally or globally, it could result in a reduction or interruption in supplies or a significant increase in the price of supplies, each of which would adversely impact our financial results. In addition, credit constraints at key suppliers could result in accelerated payment of accounts payable by us, impacting our cash flows.

Changes in tax laws or the interpretation thereof, adverse tax audits and other tax matters may adversely affect our future results.

A number of factors impact our tax position, including:

•	The jurisdictions in which profits are determined to be earned and taxed;
•	The resolution of issues arising from tax audits with various tax authorities;
•	Changes in the valuation of deferred tax assets and liabilities;
•	Adjustments to estimated taxes upon finalization of various tax returns; and
•	Increases in expenses not deductible for tax purposes.

Each of these factors makes it more difficult for us to project or achieve expected tax results. An increase or decrease in our tax liabilities due to these or other factors could adversely affect its financial results in future periods.

A significant portion of our sales may come from a small number of customers, and the loss of one or more of these customers or variability in the timing of orders could negatively impact our operating results.

Our products and services will be are generally targeted to providers of background check screening services as resellers of our products and services in addition to both corporate employers and government agencies that hire workers who may be required to be fingerprinted due to state and national criminal background check requirements. Sales to a relatively small number of customers historically have accounted for the revenues we have experienced to date. These customers have either licensed or purchased our technology as a result of testing, and/or piloting our technology as it related to their individual application or technology need.  We expect that sales of our products and services to a relatively small number of customers will continue to account for a high percentage of our total sales for the foreseeable future, particularly in the investigative background check screening and employer worker identification credentialing space. The loss of a customer or reduction of orders from a significant customer, including those due to product performance issues, changes in customer buying patterns, or market, economic or competitive conditions in its market segments, could significantly lower our revenues in any period and would increase its dependence on a smaller group of its remaining customers. Variations in the timing or patterns of customer orders could also increase our dependence on other customers in any particular period. Dependence on a small number of customers and variations in order levels period to period could result in decreased revenues, decreased margins, and/or inventory or receivables write-offs and otherwise harm our business and operating results.

A portion of our revenue is dependent upon sales to government programs, which are impacted by uncertainty of timelines and budgetary allocations, delays in developing technology standards, and changes in laws or regulations pertaining to security.

Government agencies and their programs are a primary target for our worker identification with biometric fingerprinting and secure card credentialing as it relates to identity solutions. In addition, our use of advanced smart card technology could be used to enable applications ranging from authorizing building and network access for federal employees to paying taxes online, to citizen identification, to receiving health care. Sales to U.S. government agencies through our effort to utilize background check screening companies and other entities comprise a portion of our sales.

Government-sponsored projects are typically characterized by the uncertainty of their timelines and budget allocations and delays in developing technology standards to enable program applications. Additionally, many government programs are subject to changes in laws or regulations, such as those pertaining to authentication of government personnel, trade practices or health insurance documentation. Changes in fiscal policies or decreases in available government funding or grants could adversely affect our sales, as could changes in government programs or applicable requirements. Additionally, discontinuance of, changes in, or lack of adoption of laws or regulations pertaining to security could adversely affect our financial performance.

We anticipate that a significant portion of our future revenues will come from government programs as well as corporate businesses that need to adopt screening processes for national criminal background checks. We believe there will be a market for our technology in the field of national identity, e-government programs, health, and transportation industries. We further believe that we are not limited to the US market but see a global demand for the Zerco Solution in our future. However, the timing of government agencies to adopt new technologies and/or processes as part of their screening process of applicants is not always certain and delays in program implementation are common in spite of early acceptance. The continued delay of government projects, or the adaption of technology into their hiring processes for any reason negatively impacts our sales and growth.

Our business is dependent upon receipt of certain governmental approvals or certifications, and failure to receive such approvals or certifications could have a material adverse effect on our sales in those market segments for which such approvals or certifications are customary or required.

The U.S. federal government will represent a portion of our revenues as a result of adoption of technology and our services that we provide through third parties. Failing to obtain certain government approvals or certifications could have a material adverse effect in those market segments for which such approvals or certifications are customary or required. As newer versions of existing products, or new products in development, are released, they may require certifications or approvals. In addition, the government may introduce new requirements that some existing products will be required to meet. If we fail to obtain any required approvals, certifications or listings on government required schedules, such failure may have an adverse effect on our business, the products and the services that we offer.

Security breaches in systems could result in the disclosure of sensitive government information or private personal information that could result in the loss of clients and negative publicity.

Our solution, by a function of collecting data at enrollment, regarding private personal information, although encrypted, still may run the risk of being compromised. We have taken numerous steps and adopted security features and processes in order to ensure the highest levels of protection are achieved. There is a possibility, based on individuals managing and using the Zerco Solution in the course of their investigative work, to have a breach of security occur through negligence, resulting in the exposure of personal information of a potential applicant.  A security breach of this nature could cause harm to our business and result in negative publicity.

As part of our business, we will from time to time possess sensitive information as a result of our relationships with our customers. Having a repository of demographic information, we could be subject to a number of risks such as our repository or database or terminal systems may be vulnerable to physical or electronic break-ins and service disruptions that could lead interruptions, delays or loss of interest.  We believe we have taken necessary steps to ensure that threats or loss of data are minimized or could not happen at all.  If any compromise was to occur, it could be expensive to correct, damage our reputation and discourage potential customers from using our products and services. Although we have not experienced attempted break-ins or compromises to our products, there is no guarantee we will not experience such attempts in the future. Further, our insurance coverage may be insufficient to cover losses and liabilities that may result from such events.

Failure to properly manage the implementation of customer projects in our business may result in costs or claims against us, and our financial results could be adversely affected.

In our business, deployments of our solution often involve large-scale projects. The quality of our performance on such projects depends in large part upon our ability to manage relationships with customers and to effectively manage the implementation of solutions in such projects and to deploy appropriate resources, including its own project managers and third party subcontractors, in a timely manner. Any defects or errors or failures to meet clients’ expectations could result in damage to our reputation or even claims for substantial monetary damages. In addition, we sometimes provide guarantees to customers that it will complete a project by a scheduled date or that our solutions will achieve defined performance standards. If our solutions experience a performance problem, we may not be able to recover the additional costs it will incur in its remedial efforts, which could materially impair profit derived from a particular project. Moreover, a portion of our revenues are derived from fixed price contracts. Changes in the actual and estimated costs and time to complete fixed-price, time-certain projects may result in revenue adjustments for contracts where revenue is recognized under the percentage of completion method. Finally, if we miscalculate the amount of resources or time we need to complete a project for which it has agreed to capped or fixed fees, our financial results could be adversely affected.

Some of our sales are made through distributors, and the loss of such distributors could result in decreased revenue.

Our business model plans to use distributors, value added resellers and licensees to sell some or all of our products. Some of these resellers may currently provide some products that are supplied by our competitors, and if they favor competitors’ products for any reason, they may fail to market our products as effectively or devote resources necessary to provide effective sales, which would cause our sales to suffer. Distribution arrangements are intended to benefit both us and the target distributors/and resellers, and may be long-term or short-term relationships, depending on market conditions, competition in the marketplace and other factors. If we are unable to maintain effective distribution channels, there could be a reduction in the amount of product we are able to sell, and revenues could decrease.

Our products may have defects, which could damage our reputation, decrease market acceptance of our products, cause us to lose customers and revenue and result in costly litigation or liability.

Our products, card terminal readers and peripheral devices, such as digital fingerprint devices, signature pads, document scanners, cameras, may contain defects for many reasons, including defective design or manufacture, defective material or software interoperability issues. Products and solutions as complex as those we offer, frequently develop or contain undetected defects or errors.  Despite testing defects or errors may arise in our existing or new products and solutions, which could result in loss of revenue, market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation, and increased service and maintenance cost. Defects or errors in our products and solutions might discourage customers from purchasing future products and services.  Often, these defects are not detected until after the products have been shipped. If any of our products contain defects or perceived defects or have reliability, quality or compatibility problems or perceived problems, our reputation might be damaged significantly, we could lose or experience a delay in market acceptance of the affected product or products and might be unable to retain existing customers or attract new customers. In addition, these defects could interrupt or delay sales. In the event of an actual or perceived defect or other problem, we may need to invest significant capital, technical, managerial and other resources to investigate and correct the potential defect or problem and potentially divert these resources from other development efforts. If we are unable to provide a solution to the potential defect or problem that is acceptable to its customers, we may be required to incur substantial product recall, repair and replacement and even litigation costs. These costs could have a material adverse effect on our business and operating results.

We will provide warranties on certain product sales, which range from twelve to thirty-six months, and allowances for estimated warranty costs are recorded during the period of sale. The determination of such allowances requires us to make estimates of product return rates and expected costs to repair or to replace the products under warranty. We currently establish warranty reserves based on historical warranty costs for each product line combined with liability estimates based on the prior twelve months’ sales activities. If actual return rates and/or repair and replacement costs differ significantly from our estimates, adjustments to recognize additional cost of sales may be required in future periods.

In addition, because our customers rely on secure authentication and identification of a such cardholder to prevent unauthorized access to programs, PC’s, networks, or facilities, a malfunction of or design defect in its products (or even a perceived defect) could result in legal or warranty claims against us for damages resulting from security breaches. If such claims are adversely decided against us, the potential liability could be substantial and have a material adverse effect on our business and operating results. Furthermore, the possible publicity associated with any such claim, whether or not decided against us, could adversely affect our reputation. In addition, a well-publicized security breach involving smart card-based or other security systems could adversely affect the market’s perception of products like ours in general, or our products in particular, regardless of whether the breach is actual or attributable to our products. Any of the foregoing events could cause demand for our products to decline, which would cause its business and operating results to suffer.

 Our business could suffer if third-party manufacturers cannot meet production requirements.

Our products are manufactured, in part, by third party vendors. Our reliance on third party manufacturers as well as having access to components for our multifunctional card reader terminal poses a number of risks, including, but not limited to:

•	Difficulties in staffing;
•	Adequate resources of qualified technicians, engineers/assemblers, and programmers;
•	Potentially adverse tax consequences;
•	Unexpected changes in regulatory requirements;
•	Tariffs and other trade barriers;
•	export controls;
•	Political and economic instability;
•	Lack of control over the manufacturing process and ultimately over the quality of our products;
•	late delivery of our products, whether because of limited access to product components, transportation delays and interruptions, difficulties in staffing, or disruptions such as natural disasters;
•
Capacity limitations of our manufacturers, particularly in the context of new large contracts for its products, whether because its manufacturers lack the required capacity or are unwilling to produce the quantities we desire; and

•	Obsolescence of our hardware products at the end of the manufacturing cycle.

The use of third party vendors requires us to exercise strong planning and management in order to ensure that its products are manufactured on schedule, to correct specifications and to a high standard of quality. If any of our third party vendors cannot meet their production requirements, we may be required to rely on other vendor sources or identify and qualify new vendors or manufacturers. We may be unable to identify or qualify new vendor sources or manufacturers in a timely manner or at all or with reasonable terms and these new manufacturers may not allocate sufficient capacity to us in order to meet our requirements. Any significant delay in our ability to obtain adequate supplies of its products from its current or alternative manufacturers would materially and adversely affect our business and operating results. In addition, if we are not successful at managing the vendor and their manufacturing process, the quality of our products could be jeopardized or inventories could be too low or too high, which could result in damage to our reputation with its customers and in the marketplace, as well as possible write-offs of excess inventory.

We have a limited number of suppliers of key components, and may experience difficulties in obtaining components for which there is significant demand.

We rely upon a limited number of suppliers for some key components of our products. Our reliance on a limited number of suppliers may expose us to various risks including, without limitation, an inadequate supply of components, price increases, late deliveries and poor component quality. In addition, some of the basic components we use in our products, such as biometric fingerprint devices, cameras, scanners, digital signature pads, and various smart card technologies may at any time be in great demand. This could result in components not being available to us in a timely manner or at all, particularly if larger companies have ordered more significant volumes of those components, or in higher prices being charged for components. Disruption or termination of the supply of components or software used in our products could delay shipments of these products. These delays could have a material adverse effect on our business and operating results and could also damage relationships with current and prospective customers.

Our markets are highly competitive.

We face intense competition from other biometric solution providers, including diversified technology providers, alternative solutions providers, and providers of biometric products. This is not limited to only biometric products but also advanced card technology providers and their resources. The markets for our products are competitive and characterized by rapidly changing technology. We believe that the principal competitive factors affecting the markets for our products include:

 •           The extent to which products must support existing industry standards and provide interoperability;
 •           The extent to which standards are widely adopted and product interoperability is required within industry segments;
 •           the extent to which products are differentiated based on technical features, quality and reliability, ease of use, strength of distribution channels and price; and
 •           The ability of suppliers to develop new products quickly to satisfy new market and customer requirements.

We also experience indirect competition from certain of our customers who currently offer alternative products or are expected to introduce competitive products in the future.  If our OEM customers develop their own products to replace our products, this would result in a loss of sales to those customers, as well as increased competition for our products in the marketplace. In addition, these OEM customers could cancel outstanding orders for our products, which could cause it to write down inventory already designated for those customers. We may in the future face competition from these and other parties that develop digital data security products based upon approaches similar to or different from those employed by us. In addition, the market for digital information security and access control products may ultimately be dominated by approaches other than the approach marketed by us.

A significant number of established companies have developed or are developing and marketing software and hardware for fingerprint biometric products and applications that currently compete with or will compete directly with our offerings.  Our solutions also compete with non-biometric technologies such as public key infrastructure solutions, smart card industry solutions, and traditional key care surveillance and password systems. We believe that additional competitors will enter the biometric market and become long term competitors and that, as a result, competition will increase. Companies competing with us may introduce solutions that are competitively priced, have increased performances or functionality, or incorporate technological advances we may not have yet developed or implemented.  Our current principle competitors include, but are not limited to:

•
diversified technology providers such as: NEC, Safran Group (through its wholly owned subsidiary Sagem Morpho), that offer integrated automated fingerprint solutions to governments, law enforcement agencies, and other organizations;

•	companies that have automated fingerprint biometric integrated component providers such as Cross Match Technologies, L-1 Identity Solutions, Cogent Systems;
•
prime government contractors that develop integrated technology products and services that include biometric related solutions that are frequently delivered in partnership with diversified technology providers and biometric focused companies;

•	companies in the background check screening industry who may adopt biometric technology as part of their business service solutions for both corporate and government customers; and
•	companies focused on other fingerprint and other biometric solutions such as AuthenTec, UPEK, LaserCard Systems.

We expect competition to intensify in the near term in the biometrics identity management market.  Many current and potential competitors have substantially greater financial, marketing, research, and manufacturing resources than we have.  To compete effectively in this market we must continually develop and market new and enhanced solutions and technologies at competitive prices, and must have the resource available to invest in significant research and development activities.  Our failure to compete successfully could result in limited revenues and market share to decline.

Item 2.          Financial Information

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with, and is qualified in its entirety by, our financial statements (and notes related thereto) and other more detailed financial information appearing elsewhere in this Form 10. In addition to historical financial information, the following discussion contains forward-looking statements that reflect the Company’s plans, estimates and beliefs.  Some of the information contained in this discussion and analysis or set forth elsewhere in this Form 10, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.  One should review the “Risk Factors” section of this Form 10 for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Liquidity and Capital Resources

Recent developments – The Company was designated as a Sub-contractor for one of the largest background check screening and investigative services company.

Working capital – The Company anticipates that it will need to raise between $5 million to $7 million for working capital to support the expansion of operations over the next 12 to 18 months in equity or debt. Other than an investment banking agreement entered into with J.P. Turner and Company in March 2009, the Company does not have an agreements or commitments for raising money.  In the event the Company is unable to raise money, it may be forced to scale back or discontinue its anticipated business.

Financing Activities

Overview

  Our financial statements were prepared using principles applicable to a going concern, which contemplates the realizations of assets and liquidation of liabilities in the normal course of business.  We had $1,100 in cash and cash equivalents on hand as of September 30, 2009.  Our average monthly burn rate for the last nine months was $113,000.  We expect this to increase after the filing if additional financing becomes available.

  We are a development stage company.  From inception, we have raised approximately $18.8 million.  In the period of 1994 through 1996 we raised $758,440 through the issuance of 75,880 shares of Series B Preferred Stock.  In 2001, we raised $2.269 million through the issuance of 439,018 shares of Preferred C Stock.  During the first half of 2007, we raised $523,175 from convertible promissory notes and 734,500 warrants.  During the second half of 2007 and through the period ended December 31, 2009, we raised approximately $2.888 million dollars from the sale of 381,173 shares of the common stock of the company and 4,857,954 warrants to purchase common stock.  In addition, from time to time during the period of January 1, 2007 through December 31, 2009, existing investors have provided the company with working capital in the form of demand notes and convertible notes of approximately $376,000 and through the issuance of 365,500 shares and 26,600 warrants.  In June of 2009, the company requested that the holders of all convertible notes and both classes of Preferred Stock convert them along with all accumulated dividends and interest into common shares.  Both Preferred classes agreed to this conversion and 9,395,040 shares of common stock were issued.  Of the Convertible notes, approximately $3.685 million (inclusive of interest) was converted into 2,037,836 shares of common stock. All of these funds have been utilized to finance our operations until now since we have not yet generated any significant revenues.  From inception until September 30, 2009, we recorded losses of $28.1 million and a net cash outflow from operations of $12.1 million.

  While revenues and cash flow may be realized in future periods, we do not expect this to occur in the immediate future and do not expect it to be sufficient to alleviate our funding requirements described in this Form 10.  Thus, our ability to continue as a going concern is contingent upon the successful completion of additional offerings or alternative financing.  These factors raise substantial doubt as to our ability to continue as a going concern without additional offerings. Our most recent report from our independent registered public accounting firm contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. The financial statements do not include adjustments to the value or classification of our assets and liabilities that we may need to make if we are unable to continue operating as a going concern.

Revenue

Currently there are no revenue streams.

Cost of Revenue

Since there are no current revenue streams, there are no associated costs.

Research and development expenses

Research and development expenses primarily consist of costs associated with consulting services associated with our developmental staff and server and support functions for our development environment.

Marketing expense

Marketing expenses include expenses associated with outside consulting for business development and marketing services, travel expenses related to business development activity and tradeshows, as well as, public relations, advertising and customer acquisition expenses.  As we increase our sales, certain commissions to agents will also be included in sales and marketing expenses as well as purchases of content that will increase the attractiveness of our service to end-users.

General and administrative expenses

General and administrative expenses include the CEO’s salary, the salary of our administration personnel, consulting services for other administrative functions, legal and accounting costs, and telephone and general office expenses including depreciation.  We anticipate a significant increase in the general and administrative expenses in the twelve months following the consummation of this offering as we incur additional costs of being a public company.  These costs include increased legal and accounting costs. Additional insurance costs and director compensation costs.

Non-operating expenses (income)

Through the third quarter of 2009, the majority of non-operating expense consisted of accrued interest on our promissory and demand notes.  With the conversion of substantially all of these notes in 2009 and continuing into 2010, this expense has been greatly diminished and we anticipate a much lower expense into the future.

Income Taxes

Our effective tax rate differs from the statutory federal rate due primarily to the timing of deductions and valuation allowances of deferred tax assets.  As of September 30, 2009 the Company had federal income tax net operating loss carry-forwards of $22,227,072 which will expire beginning in 2010.

Results of Operations

Nine Months Ended September 30, 2009 and Twelve Months December 31, 2008 and the development stage period (cumulative from inception until September 30, 2009)

The following analysis compares the results of our operations for the nine months ended September 30, 2009 and 2008 and the twelve months ended September 30. 2008 and 2007.

Revenue
							Cumulative
	Nine Months Ended			Twelve Months Ended			From inception
	September 30,			December 31,			to September 30,
	2009	2008	Change	2008	2007	Change	2009
	($ 0 in thousands)			($ in thousands)			($ in thousands)

Revenue	0	0	0	0	0	0	340

During the last 33 months there has been no revenue recorded by the business.  Some revenue streams are anticipated in the fourth quarter of 2009.

Cost of Revenue
							Cumulative
	Nine Months Ended			Twelve Months Ended			From inception
	September 30,			December 31,			to September 30,
	2009	2008	Change	2008	2007	Change	2009
	($ 0 in thousands)			($ in thousands)			($ in thousands)

Revenue	0	0	0	0	0	0	193

During the last 33 months there has been no revenue recorded by the business and therefore no cost of sales.

Research and Development Expenses

							Cumulative
	Nine Months Ended			Twelve Months Ended			From inception
	September 30,			December 31,			to September 30,
	2009	2008	Change	2008	2007	Change	2009
	($ in thousands)			($ in thousands)			($ in thousands)

R & D	47	58	(11)	78	78	0	3,296

During the nine months ended September 30, 2009, research and development expenses decreased by $11,000 or 19% to $47,000 from $58,000 in the nine months ended September 30, 2008.  During the period ended December 31, 2008, research and development expenses were equal to those of the period ended December 31, 2007.  From inception through September 30, 2009, research and development expenses amounted to $3.30 million.  Of this, $454,000 was attributable to salaries and related expenses, $1.1 million to consulting services and $389,000 was attributed to patent expenses.

Our research and development expenses have stayed substantially stable as we continue to refine the current products that are being prepared to go to market.  Software programming has become the primary cost in this area as we have begun a temporary shift away from our hardware solution to concentrate on the evolving markets with the newly identified core business of background authentication.  The primary reduction in the year over year numbers is in the area of developmental supplies which has decreased due to the focus of business.

Marketing
							Cumulative
	Nine Months Ended			Twelve Months Ended			From inception
	September 30,			December 31,			to September 30,
	2009	2008	Change	2008	2007	Change	2009
	($ 0 in thousands)			($ in thousands)			($ in thousands)

Marketing	38	17	21	22	231	(209)	2,276

During the nine months ended September 30, 2009, marketing expenses increased by $21,000 or 123% to $38,000 from $17,000 in the nine months ended September 30, 2008.  During the period ended December 31, 2008, marketing expenses decreased to $22,000 from $231,000 in the twelve months ended December 31, 2007.  From inception through September 30, 2009, marketing expenses amounted to $2.28 million.  Of this, $879,000 was attributable to salaries and related expenses, $782,000 to consulting services, $172,000 was attributed to public relations and customer acquisition expenses, and $393,000 was attributed to trade shows and travel expenses.

Our marketing expenses have once again began to increase as we have begun to alter our advertising and marketing strategy to encompass the direction that we are now pursuing.  As we move forward we anticipate that this will increase due to additional staffing and new market research.  The significant reduction in expenses for 2008 over 2007 was due to a redirection of the focus of our product line and the streamlining of the consultants that were being used to pursue business during 2007.

General and Administrative

							Cumulative
	Nine Months Ended			Twelve Months Ended			From inception
	September 30,			December 31,			to September 30,
	2009	2008	Change	2008	2007	Change	2009
	($ 0 in thousands)			($ in thousands)			($ in thousands)

General & Admin.	2,060	1,782	278	2,062	4,198	(2,136)	12,279

During the nine months ended September 30, 2009, general and administrative expenses increased by $278,000 or 116% to $2.060 million from $1.782 million in the nine months ended September 30, 2008.  During the period ended December 31, 2008, general and administrative expenses decreased to $2.062 million from $4.198 million in the twelve months ended December 31, 2007.  From inception through September 30, 2009, general and administrative expenses amounted to $12.279 million.  Of this, $4.275 million was attributable to salaries and related expenses, $2.165 million to consulting services, $317,500 was attributed to rent, $675,210 was attributable to professional fees and $509,996 was attributed to depreciation expense.

Our general and administrative expenses have begun to increase as we moved from development to deployment of the new products and have begun to staff up accordingly.  Consulting fees have increased significantly and we expect this trend to continue as we move forward.  The remaining fluctuations are significantly linked to the stock awards and their fluctuations from period to period.  This fluctuation is the predominate factor in the change in December 31, 2008 over December 31, 2007 with $1.253 million of the reduction being attributable to this expense.  It is expected that general and administrative expenses will increase in several areas during 2010, including the cost of compliance of being a public company.

Non-operating Expense (Income), Net

							Cumulative
	Nine Months Ended			Twelve Months Ended			From inception
	September 30,			December 31,			to September 30,
	2009	2008	Change	2008	2007	Change	2009
	($ 0 in thousands)			($ in thousands)			($ in thousands)

Non-Oper Exp(inc) net	310	225	85	300	796	(496)	4,333

During the nine months ended September 30, 2009, non-operating expenses increased by $85,000 or 38% to $310,373 from $225,000 in the nine months ended September 30, 2008.  During the period ended December 31, 2008, general and administrative expenses decreased to $299,745 from $796,413 in the twelve months ended December 31, 2007.  From inception through September 30, 2009, non-operating expenses amounted to $4.333 million.  Of this, $3.959 million was attributable to interest expense.

Our non-operating expenses had a slight increase in the nine month period ended September 30, 2009 over the same period in 2008 due to increased interest expense.  This increase was primarily due to an increase in interest associated with non-convertible notes that the company has with a third party.  Since the conversion of the majority of the convertible notes in the period beginning June 2009 and continuing through the remainder of the year, interest expense will take a significant decrease in future periods.  The large decrease in interest between December 31, 2008 and December 3, 2007 was due to a correction in the payments previously made on a bank loan.  Payments had been applied to principal verses interest and was reclassified to proper levels at the end of 2008.

Income Taxes

 The company has not yet been subject to income taxes due to the losses sustained during the developmental period.

Contractual Obligations

A subcontract agreement was made and entered on the 29th day of January 2010 between one of the largest background check screening company’s, “Prime Contractor” and Zerco Systems International, Inc.  The contract issued to the Prime Contractor, is a contract to provide background investigative services to the US government and its agencies which will provide investigative services and related support services to customers, which includes but not limited to, background investigations and biometric identification solutions to the Prime Contractors customers. This contract is a Fixed Price (FP), Indefinite Delivery, and Indefinite Quantity (IDIQ type sub-contract) against work orders to be placed. We are to provide labor needed for the performance that is set forth in the Statement of Work (SOW).

Off-Balance Sheet Arrangements

None.

Recently Issued Accounting Pronouncements

On June 25, 2008, the Financial Accounting Standards Board Ratified the consensus reached by the Emerging Issues Task Force in EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock.” This Issue provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock, which is the first part of the scope exception in paragraph 11(a) of Statement 133. If an embedded feature (for example, the conversion option embedded in a convertible debt instrument) does not meet the scope exception in paragraph 11(a) of Statement 133, it would be separated from the host contract (the debt instrument) and be separately accounted for as a derivative by the issuer. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, to be applied to outstanding instruments as of the effective date.

The company’s Series C preferred stock contain conversion terms in which the conversion rate is reduced to match the share price in a future sale of securities for a per share amount less than the conversion rate. Under the consensus reached in EITF 07-5, the conversion option is not considered indexed to the company’s own stock because the conversion rate can be affected by future equity offerings undertaken by the company at the then-current market price of the related shares. Upon adoption of EITF 07-5 on January 1, 2009, the company is required to account for the conversion right as a derivative liability. As a change in accounting principle, this resulted in adjustments on January 1, 2009 to decrease beginning Preferred C Shares by $1,467,344 and increase beginning accumulated deficit by $1,467,344 in the accompanying financial statements.

Item 3.              Properties

Our corporate headquarters is located at 7140 Brookwood Drive, Brookfield, Ohio 44404, consisting of 6200 square feet of space, which we lease on a “month-to-month” basis, at a rate of $2,754.16 per month. The facility consists of 2,100 square feet of office space and 4,100 square feet of development space.

Item 4.              Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock, as of February 12, 2010 for:

•	each person or entity who the Company knows beneficially owns more than 5% of the Company's Shares;

•	each of the Company's Directors;

•	each of the Company's Executive Officers; and

•	all of the Company's Executive Officers and Directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to any securities. In the table below, the number of shares listed for each person or entity includes shares underlying options held by the person or entity, but excludes shares underlying options held by any other person or entity. In addition, in the table below, each person's or entity's options that are exercisable within 60 days of the date hereof is disclosed. Percentage of beneficial ownership is based on 93,594,123 shares of Common Stock issued and outstanding as of February 12, 2010.

To the Company's knowledge, except as indicated by footnotes and subject to applicable community property laws in the United States, each person named in the table below has sole voting and investment power with respect to the shares set forth opposite such person's name. Unless otherwise indicated, the address of the Company's officers and directors is c/o: Zerco Systems International, Inc., 7140 Brookwood Drive, Brookfield, Ohio 44404.

	Common Stock Beneficially Owned
Name of Beneficial Owner	Number of Shares	Percentage of Shares
5% stockholders:
John A. Niotti-Soltesz	24,177,534	25.83%
		%
		%
TOTAL BENEFICIAL OWNER:	24,177,534	25.83%
		%
Directors:
John A. Niotti-Soltesz	24,177,534	25.83%

Robert D. Sudon	2,376,255	2.51%

Brother Anthony J. Canterucci, C.PP.S.	1,703,571	1.25%

Executive Officers:
John A. Niotti-Soltesz	24,177,534	25.83%

Robert D. Sudon	2,376,255	2.51%
All Directors and Executive Officers as a group (3 persons)	28,257,360	29.59%

Item 5.  Directors and Executive Officers

As of February, 2010, the executive officers and directors of Zerco were as follows:

Director and Executive Officer	Age	Positions
John A. Niotti-Soltesz	54	Chairman of the Board, Chief Executive Officer and Treasurer
Robert D. Sudon	45	Secretary and Director
Anthony J. Canterucci	80	Director

John A. Niotti-Soltesz

Mr. John A. Niotti-Soltesz founded Zerco Systems International in 1990 and has served as its Chief Executive Officer and Chairman of the Board and Treasurer since inception of the company.  For the last 20 years, Mr. Soltesz has been an entrepreneur and developer in the field of advanced card technologies, biometrics, and information identity security solutions.  He has developed a number of innovative processes utilizing technologies and solutions in the areas of background check screening and data encryption using portable identification cards, resulting in the issuance of two patents. These patents were a system for the secure storage transmission of data utilizing a visual encryption algorithm for the security of data stored on a card or other data storage devices.  In addition, the second patent was for a modular stand alone optical memory card image display point-of-contact device terminal for the authentication, verification, and identity of a card holder. Mr. Soltesz is a frequent contributor to industry articles and a regular speaker at domestic and international forums relating to identification and biometric technologies.  From 1988 to 1990, Mr. Niotti-Soltesz was a director of marketing for W.I. Industries, a manufacturer of security and anti-theft devices.  From 1985 to 1989, Mr. Niotti-Soltesz was an independent consultant focusing primarily on restaurant acquisition and franchise development, licensing and distribution.  From 1980 to 1984, Mr. Niotti-Soltesz was a partner in 3JR Corporation, a restaurant acquisition company that owned and controlled seven Wendy’s franchises.  From 1977 to 1979 Mr. Niotti-Soltesz served as Director of Franchise Service and US Operations from Wendy’s International, where he acted as a strategic business consultant.  Mr. Niotti-Soltesz graduated with a degree in Fine Arts and Business Administration from Denison University in 1977.

Robert D. Sudon

Mr. Robert D. Sudon was appointed Secretary and became a member of the Board of Directors in December 2001. Mr. Sudon dedicated numerous resources and business experiences in the early stages of the company’s development.  From 2005 to date Mr. Sudon began his own property management business, specializing in the construction and design of luxury homes in the tri-county area of Ohio and Northwestern Pennsylvania.  From 1983 until 2005, Mr. Sudon worked for Sudon Brothers Construction, a builder in commercial and residential properties throughout northeastern Ohio and western Pennsylvania. He was responsible for construction and property management, overseeing the construction homes and national fast food restaurants in the northeastern United States. Mr. Sudon graduated with a degree in business from Youngstown State University in 1986.

Brother Anthony Canterucci

Brother Anthony Canterucci became a member of the Board of Directors in 1996.  Brother Canterucci is a religious Brother of the Society for the Precious Blood. He graduated from the Mission Training in 1952 and went on to Rome, Italy for extensive training until 1956. In 1956 Brother Canterucci transferred to the General Headquarters and worked on the Parish level in Rochester, NY, Ohio, and Toronto, Canada. Since 1971, Brother Canterucci has been Mission Coordinator in charge of field operations and Director for the Society's missions in Tanzania and Central Africa. He is responsible for the CTPS Mission Project, a project that is responsible for drilling over 700 water wells in villages in Tanzania and Central Africa, bringing water to over 1million people per day. He is also responsible for fundraising and shipping over approximately $50 to $80 Million worth of supplies, food and building materials to Tanzania and Central Africa, on behalf of the Mission.

Brother Canterucci manages investments on behalf of the Society in both North America and Europe. He has been involved in various commercial business developments and acquisitions involving real estate, light and heavy industrial machinery purchases, shipping and distribution.

Item 6.  Executive Compensation.

The following table sets forth the compensation paid by the Company for services rendered for the past two completed fiscal years to the principal executive officer and the Company’s most highly compensated executive officers other than the principal executive officer (the “named executive officers”) whose cash compensation exceeded $100,000:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
John A. Niotti-Soltesz	2009	$190,000	0	$768,750	0	0	0	0	$958,750
	2008	$190,000	0	$393,750	0	0	0	0	$583,750
	2007	$190,000		$1,685,250	0	0	0	0	$1,875,250

Robert Sudon	2009	0	0	0	0	0	0	0	0
	2008	0	0	0	0	0	0	0	0
	2007	0	0	0	0	0	0	0	0

Director Compensation

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option Awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
John A. Niotti-Soltesz	0	0	0	0	0	0	0
Robert D. Sudon	0	$243,750	0	0	0	0	$243,750
Brother Anthony J. Canterucci	0	$37,500	0	0	0	0	$37,500

Item 7.  Certain Relationships and Related Transactions, and Director Independence

Except as disclosed herein, there have been no transactions or proposed transactions in which the amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets at the year-end for the last two completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

Director Independence

We intend for our common stock to be listed on the OTC Bulletin Board inter-dealer quotation system, which does not have director independence requirements.  For purposes of determining director independence, we have applied the definitions set out in NASDAQ Rule 4200(a)(15).  Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if he or she is also an executive officer or employee of the company.  We believe that Brother Anthony Canterucci is an independent director.

Board Meetings and Committees

Our board of directors held no formal meetings during the 12 month period ended December 31, 2009.  All proceedings of the board of directors were conducted by the written consent of the directors and filed with the minutes of the proceedings.  Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Delaware General Corporation Law and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called an held.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions.  Our Board of Directors believe that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our board of directors.  The directors who perform the functions of auditing, nominating and compensation committees are not independent because they are also officers of our company.

Code of Ethics. We do not currently have a code of ethics.

Item 8.  Legal Proceedings

We are not party to any legal proceedings.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Our common stock is not listed or trading on any national securities exchange or quotation system and there is no established trading market for our common stock.  The Company intends to apply for trading on FINRA’s Over the Counter Bulletin Board (OTC) system under the symbol “ZRCO”.

Holders - As of February 12, 2010, there are approximate 658 holders of Common Stock.

Dividends - In June 2009 the company converted its Preferred B and Preferred C shares into Common Shares. At that time the company declared accumulative dividends on the combined Preferred shares in the amount of $4,110,530. Such dividends were converted into shares of Common Stock.

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of our then board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future. Further our ability to declare dividends may be limited to restrictive covenants if we incur any indebtedness.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Item 10.       Recent Sales of Unregistered Securities

The numbers reflected in this Item 10 do not reflect the 3 for 1 forward split effectuated January 29, 2010.

From January 1, 2007 to June 22, 2007 we closed on an aggregate of $523,175.00 in gross proceeds from the private sale to 20 accredited investors of 12% convertible promissory notes and an aggregate of 734,500 warrants.  The convertible notes provided that such notes may be converted into one share of common stock for every $5.25 in principal and interest due on the convertible notes.  The warrants are exercisable for a term of two years at an exercise price of $.01 per share of common stock and contain anti-dilution protection.  The anti-dilution protection includes standard protection from stock dividends or splits, reclassification or capital reorganization as well as protection with regards to additional issuances of common stock or common stock equivalents.  The issuance of notes and warrants was exempt from registration under Section 4(2) and Regulation D of the Securities Act.

From July 1, 2007 to December 31, 2009 we closed on an aggregate of $2,887,591.89 in gross proceeds from the private sale of common shares to 94 accredited investors.  An aggregate of 4,857,954 warrants were issued and 381,173 shares of common stock were issued  The warrants are exercisable for a term of two years at an exercise price of $.01 per share of common stock and contain anti-dilution protection.  The anti-dilution protection includes standard protection from stock dividends or splits, reclassification or capital reorganization as well as protection with regards to additional issuances of common stock or common stock equivalents. The issuance of the Shares and warrants was exempt from registration under Section 4(2) and Regulation D of the Securities Act.

In March of 2008, we closed on a note for $20,000.00 in gross proceeds from the private sale to an accredited investor of an 8% demand note with 26,600 warrants.  The warrants are exercisable for a term of two years at an exercise price of $.01 per share of common stock and contain anti-dilution protection.  The anti-dilution protection includes standard protection from stock dividends or splits, reclassification or capital reorganization as well as protection with regards to additional issuances of common stock or common stock equivalents.  This investor was a current investor in the company and was providing additional working capital. The issuance of note and warrants was exempt from registration under Section 4(2) and Regulation D of the Securities Act.

In June of 2008, we closed on a note for $75,000.00 in gross proceeds from the private sale to an accredited investor of an 8% demand note and 100,000 shares of common stock.  This investor was a current investor in the company and was providing additional working capital. The issuance of the note and shares of common stock was exempt from registration under Section 4(2) and Regulation D of the Securities Act.

From July 2008, we closed on an aggregate of $45,500.00 in gross proceeds from the private sale to 3 accredited investors of 8% convertible promissory notes and 22,750 warrants.  The convertible notes provided that such notes may be converted into one share of common stock for every $5.25 in principal and interest on the convertible notes.  The warrants are exercisable for a term of two years at an exercise price of $.01 per share of common stock and contain anti-dilution protection.  The anti-dilution protection includes standard protection from stock dividends or splits, reclassification or capital reorganization as well as protection with regards to additional issuances of common stock or common stock equivalents.  The issuance of notes and warrants was exempt from registration under Section 4(2) and Regulation D of the Securities Act.

From July 1, 2008 to December 31, 2009 we closed on an aggregate of $215,500.00 in gross proceeds from the private sale to 6 accredited investors of 12% demand notes.  The notes contain various maturity dates, no conversion options and 217,750 shares of common stock.  The issuance of notes and shares of common stock was exempt from registration under Section 4(2) and Regulation D of the Securities Act.

In September 30, 2008, we closed on $20,000.00 in gross proceeds from the private sale to 1 accredited investor of 0% demand note with 25,000 common shares..The note was interest free at the request of the investor. The issuance of common stock was exempt from registration under Section 4(2) and Regulation D of the Securities Act.

From January 1, 2009 to July 31, 2009, the holders of the convertible promissory notes converted such notes in the amount of $3,619,223.90 inclusive of accrued interest for an aggregate of 2,037,876 shares of common stock.  Such conversion was exempt from registration under Section 3(a)(9) of the Securities Act.

In June 2009, the Series B preferred stock holders converted all outstanding shares of Series B preferred stock and settled all accumulated and unpaid dividends in exchange for 259,248 shares of common stock.  Such redemption was exempt from registration under Section 3(a)(9) of the Securities Act.

In June 2009, the holders of the Series C converted all outstanding shares of Series C preferred stock and settled all accumulated and unpaid dividends in exchange for 2,872,432 shares of common stock.  Such conversion was exempt from registration under Section 3(a)(9) of the Securities Act.

Item 11.       Description of Registrant’s Securities to be Registered

We are authorized to issue 202,000,000 shares of capital stock divided into (a) 200,000,000 shares of common stock, par value $.001 per share, and (b) 2,000,000 shares of preferred stock, par value $.0001 per share.

Common Stock

As of February 12, 2010, there were 93,594,123 shares of Common Stock issued and outstanding.  The total number of shares of Common Stock issued and outstanding does not include shares reserved for issuance upon the exercise of outstanding options and warrants.  As of today, we had outstanding stock options and warrants to purchase an aggregate of 1,650,000 shares of our Common Stock, and we reserved shares of our Common Stock for issuance in connection with the potential exercise thereof.

The holders of our Common Stock are entitled to vote for each share of record in the election of directors and in all other matters to be voted on by the stockholders.  There is no cumulative voting with respect to the election of directors.  As a result, the holders of more than 50% of the shares voting for the election of directors can elect all of the directors.  Holders of Common Stock are entitled:
•
To receive any dividends as may be declared by the Board of Directors out of funds legally available for such purpose after payment of accrued dividends on the outstanding shares of preferred stock; and

•
In the event of the Company’s liquidation, dissolution or winding up, to share ratably in all assets remaining after payment of liabilities and after provisions have been made for each class of stock having preference over the Common Stock.

All of the outstanding shares of Common Stock are validly issued, fully paid and non-assessable.  Holders of our Common Stock have no preemptive right to subscribe for or purchase additional shares of any class of our capital stock.

Preferred Stock

Our Board of Directors has the authority, within the limitations set forth in our certificate of incorporation to provide by resolution for the issuance of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series.  As of February 12, 2010, no series of preferred stock has been designated by the company.

Rule 144

A person who has beneficially owned restricted shares or our common stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1.0% of the total number of shares of our common stock then outstanding, which will equal 931,821 shares of our common stock; or
•	the average weekly trading volume of the shares of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited by manner of sale provisions, notice requirements and the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the current public information requirement.

Item 12.       Indemnification of Directors and Officers

Our certificate of incorporation provides that, to the fullest extent permitted by Delaware law, as it may be amended from time to time, none of our directors will be personally liable to us or our stockholders for monetary damages resulting from a breach of fiduciary duty as a director.

Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	Any breach of their duty of loyalty to us or our stockholders.

•	Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

•	Any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation also provides discretionary indemnification for the benefit of our directors, officers, and employees, to the fullest extent permitted by Delaware law, as it may be amended from time to time. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors or officers, or persons controlling us, pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Pursuant to our bylaws, we are required to indemnify our directors, officers, employees and agents, and we have the discretion to advance his or her related expenses, to the fullest extent permitted by law.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Delaware Law and Certain Charter and Bylaw Provisions

The provisions of (1) Delaware law, (2) our certificate of incorporation, and (3) our bylaws could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

Delaware Statutory Business Combinations Provision.   We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporations Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15.0% or more of the corporation’s voting stock.

Classified Board of Directors.   Our certificate of incorporation, provides that our board of directors will be divided into two classes: Class A and Class B directors. The Class A directors shall be elected for a term of three (3) years and the Class B directors shall be elected for a term of one (1) year. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. Our board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. Our board of directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of our board of directors may only be removed for cause. These provisions are likely to increase the time required for stockholders to change the composition of our board of directors.

Advance Notice Provisions for Stockholder Proposals.   For an annual or special meeting, a stockholder’s notice generally must be delivered not less than 10 days nor more than 60 days prior to the meeting.

Special Meetings of Stockholders.   Special meetings of the stockholders may be called by our board of directors pursuant to a resolution adopted by a majority of the total number of directors, or by such persons or persons as may be authorized by the certificate of incorporation, as amended, or the by-laws.

Super-Majority Stockholder Vote required for Certain Actions.   The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation and bylaws, unless the corporation’s certificate of incorporation, as amended, and bylaws, as the case may be, requires a greater percentage.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form 10 under the Securities and Exchange Act of 1934, as amended, with respect to the common stock. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this registration statement as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the office of the SEC at the Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the Public Reference Section of the SEC at such address. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s web site at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC. You also may request a copy of the registration statement and these filings by writing us at 7140 Brookwood Drive, Brookfield, Ohio 44404.

Upon the effectiveness of this registration statement, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC’s public reference room, and the web site of the SEC referred to above.

Item 13.       Financial Statements and Supplementary Data

Item 14.       Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15.       Financial Statements and Exhibits

Exhibits and Financial Statements.

Exhibit No.	Description

3.1	Certificate of Incorporation
3.2	Bylaws
4.1	Form of Warrant
24.1	Power of Attorney (included on the signature page of this Form 10).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2010	ZERCO SYSTEMS INTERNATIONAL, INC.

	By:	/s/ John A. Niotti-Soltesz
John A. Niotti-Soltesz, Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John A. Niotti-Soltesz his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Name	Position	Date

/s/ Robert D. Sudon	Secretary and Director	February 12, 2010
Robert D. Sudon

/s/ Brother Anthony Canterucci	Director	February 12, 2010
Brother Anthony Canterucci

Exhibit Index

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the parties to the applicable agreement and (i) should not be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) have been qualified by disclosures that ere made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs of the date they were made or at any other time. The registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary language, it is responsible for considering whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading. Additional information about the registrant may be found elsewhere in this registration statement and in the registrant’s other public filings, which are available without charge through the SEC’s website at www.sec.gov.

Exhibit No.	Description

3.1	Certificate of Incorporation
3.2	Bylaws
4.1	Form of Warrant
24.1	Power of Attorney (included on the signature page of this Form 10).

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Zerco Systems International, Inc. (A Development Stage Company)
Brookfield, Ohio

We have audited the accompanying balance sheets of Zerco Systems International, Inc. (a development stage company) (the “Company”) as of December 31, 2008 and 2007, and the related statements of operations, shareholders’ deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zerco Systems International, Inc. (a Development Stage Company) as of December 31, 2008, and the result of its operations and cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company is in the development stage, has sustained losses, negative net cash flows from operations, and has a net capital deficiency at December 31, 2008.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans are addressed in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Daszkal Bolton LLP

Boca Raton, Florida
February 12, 2010

Zerco Systems International, Inc. (A Development Stage Company)
Balance Sheets
December 31, 2007 and 2008 (Audited) and September 30, 2009 (Unaudited)

	2007	2008	September 30, 2009
			(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$-	$-	$1,188
Inventory	72,468	81,553	84,414
Prepaid and other current assets	1,131	-	1,236
Total current assets	73,599	81,553	86,838

Property and equipment, net	28,960	20,561	13,977

Security deposits	600	600	600
	29,560	21,161	14,577

Total Assets	$103,159	$102,714	$101,415

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current labilities:
Accounts payable	755,048	788,791	670,376
Accrued expenses	410,490	357,231	323,687
Short-term convertible notes payable	2,844,694	2,917,258	1,115,015
Short-term notes payable	1,075,891	868,393	971,512
Short-term notes payable to related parties	59,713	59,105	11,771
Accrued interest	1,637,509	1,986,911	898,870
Total liabilities	6,783,345	6,977,689	3,991,231

Commitments and contingencies

Shareholders' deficit:
Preferred stock - Class C - $5.25 par value; 586,666 shares authorized; 439,018 shares issued and outstanding at December 31, 2007 and 2008, zero shares issued and outstanding at September 30, 2009	2,268,800	2,268,800	-
Preferred stock - Class B - $10 par value; 150,000 shares authorized; 75,844 shares issued and outstanding at December 31, 2007 and 2008, zero shares issued and outstanding at September 30, 2009	758,440	758,440	-
Common stock, zero par value; 200,000,000 shares authorized, 49,705,560 shares and 58,357,341 shares issued and outstanding at December 31, 2007 and 2008, 80,334,450 shares issued and outstanding at September 30, 2009	-	-	-
Additional paid-in capital	7,905,220	10,182,451	24,234,580
Deficit accumulated during the development stage	(17,612,646)	(20,084,666)	(28,124,396)
Total shareholders' deficit	(6,680,186)	(6,874,975)	(3,889,816)

Total liabilities and shareholders' deficit	$103,159	$102,714	$101,415

See accompanying notes to financial statements.

Zerco Systems International, Inc. (A Development Stage Company)
Statements of Operations
December 31, 2007 and 2008 (Audited) and For the Nine Months Ended September 30, 2009 and From June 8, 1990 (Inception) to September 30, 2009 (Unaudited)

				Inception
			Nine Months	(June 8, 1990)
			Ended	through
	Year Ended December 31,		September 30,	September 30,
	2007	2008	2009	2009
			(Unaudited)	(Unaudited)

Net sales	$-	$-	$-	$339,886

Cost of sales	-	-	-	192,820

Gross profit	-	-	-	147,066

Operating expenses:
General and administrative expenses	4,198,262	2,061,906	2,060,125	12,279,383
Selling and marketing	231,651	22,232	38,109	2,275,812
Research and development	78,664	78,284	46,665	3,295,864
Depreciation and amortization	5,078	9,853	6,584	509,996

Total operating expenses	4,513,655	2,172,275	2,151,483	18,361,055

Operating loss	(4,513,655)	(2,172,275)	(2,151,483)	(18,213,989)

Other income (expense):
Other income	12,849	28,963	61,414	358,434
Other expense	-	-	-	(732,150)
Interest expense	(809,262)	(328,708)	(371,787)	(3,958,817)

Total other income (expenses)	(796,413)	(299,745)	(310,373)	(4,332,533)

Loss before income taxes	(5,310,068)	(2,472,020)	(2,461,856)	(22,546,522)

Income taxes	-	-	-	-

Net loss	(5,310,068)	(2,472,020)	(2,461,856)	(22,546,522)

Preferred dividend	-	-	(4,110,530)	(5,577,874)

Net loss to common shareholders	$(5,310,068)	$(2,472,020)	$(6,572,386)	$(28,124,396)

Loss per share, basic and diluted	$(0.13)	$(0.05)	$(0.10)

Weighted average common shares outstanding, basic and diluted	39,999,951	54,031,451	65,683,044

See accompanying notes to financial statements.

Preliminary Draft – For Review and Discussion Purposes Only!
Subject to Change – Not to be Reproduced!

Zerco Systems International, Inc. (A Development Stage Company)
Statement of Shareholders’ Deficit
December 31, 2007 and 2008 (Audited) and For the Nine Months Ended September 30, 2009 and From June 8, 1990 (Inception) to September 30, 2009 (Unaudited)

							Additional		Total
	Common Stock		Preferred B Shares		Preferred C Shares		Paid-In	Accumulated	Shareholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance, June 8, 1990 (Inception)	-	$-	-	$-	-	$-	$-	$-	$-

Sale of common stock, preferred stock, and warrants for cash	88,728	-	75,844	758,440	439,018	2,268,800	191,319	-	3,218,559

Issuance of common stock and warrants for services	19,621,701	-	-	-	-	-	2,341,528	-	2,341,528

Issuance of common stock from exercise of warrants	10,583,913	-	-	-	-	-	35,280	-	35,280

Net loss	-	-	-	-	-	-	-	(12,302,578)	(12,302,578)

Balance, December 31, 2006	30,294,342	$-	75,844	$758,440	439,018	$2,268,800	$2,568,127	$(12,302,578)	$(6,707,211)

Sale of common stock and warrants for cash	1,122,126	-	-	-	-	-	2,067,137	-	2,067,137

Issuance of common stock and warrants for services	11,070,075	-	-	-	-	-	2,767,519	-	2,767,519

Issuance of common stock from exercise of warrants	7,096,704	-	-	-	-	-	288,390	-	288,390

Issuance of common stock from note conversion	122,313	-	-	-	-	-	214,047	-	214,047

Net loss	-	-	-	-	-	-	-	(5,310,068)	(5,310,068)

Balance, December 31, 2007	49,705,560	$-	75,844	$758,440	439,018	$2,268,800	$7,905,220	$(17,612,646)	$(6,680,186)

Sale of common stock and warrants for cash	309,027	-	-	-	-	-	536,690	-	536,690

Issuance of common stock and warrants for services	5,623,509	-	-	-	-	-	1,405,877	-	1,405,877

Issuance of common stock from exercise of warrants	2,609,670	-	-	-	-	-	142,529	-	142,529

Issuance of common stock from note conversion	109,575	-	-	-	-	-	192,135	-	192,135

Net loss	-	-	-	-	-	-	-	(2,472,020)	(2,472,020)

Balance, December 31, 2008	58,357,341	$-	75,844	$758,440	439,018	$2,268,800	$10,182,451	$(20,084,666)	$(6,874,975)

Cumulative effect of change in accounting principle	-	-	-	-	-	-	-	(1,467,344)	(1,467,344)

Sale of common stock and warrants for cash	355,431	-	-	-	-	-	615,267	-	615,267

Issuance of common stock and warrants for services	6,360,000	-	-	-	-	-	1,590,000	-	1,590,000

Issuance of common stock from exercise of warrants	4,060,650	-	-	-	-	-	28,707	-	28,707

Issuance of common stock for conversion of notes payable	1,805,988	-	-	-	-	-	3,213,041	-	3,213,041

Dividend declared on preferred stock	-	-	-	-	-	-	-	(4,110,530)	(4,110,530)

Issuance of common stock for conversion of preferred shares	9,395,040	-	(75,844)	(758,440)	(439,018)	(2,268,800)	8,605,114	-	5,577,874

Net loss	-	-	-	-	-	-	-	(2,461,856)	(2,461,856)

Balance, September 30, 2009 (unaudited)	80,334,450	$-	-	$-	-	$-	$24,234,580	$(28,124,396)	$(3,889,816)

See accompanying notes to financial statements.

Preliminary Draft – For Review and Discussion Purposes Only!
Subject to Change – Not to be Reproduced!

Zerco Systems International, Inc. (A Development Stage Company)
Statements of Cash Flow
December 31, 2007 and 2008 (Audited) and For the Nine Months Ended September 30, 2009 and From June 8, 1990 (Inception) to September 30, 2009 (Unaudited)

THIS 2/1/10 DRAFT DOES NOT INCLUDE THE DISCLOSURES AND EFFECTS OF
THE CORPORATE RECAPITALIZATION

				Inception
			Nine Months	(June 8, 1990)
			Ended	through
	Year Ended December 31,		September 30,	September 30,
	2007	2008	2009	2009
			(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(5,310,068)	$(2,472,020)	$(2,461,856)	$(22,546,522)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	5,078	9,853	6,584	509,996
Issuance of common stock and warrants for services	2,767,519	1,405,877	1,590,000	8,104,924

Changes in assets and liabilities
Inventory	(72,468)	(9,085)	(2,861)	(84,414)
Prepaid and other current assets	(1,131)	1,131	(1,236)	(1,236)
Security deposits	-	-	-	(600)
Accounts payable	163,854	33,743	(118,415)	670,376
Accrued expenses	(177,637)	(53,259)	(33,544)	323,687
Accrued interest	222,561	349,402	(1,088,041)	898,870

Net cash used in operating activities	(2,402,292)	(734,358)	(2,109,369)	(12,124,919)

Cash flows from investing activities Purchase of fixed assets	(30,110)	(1,454)	-	(523,973)

Net cash used in financing activities	(30,110)	(1,454)	-	(523,973)

Cash flows from financing activities:
(Repayment of) proceeds from short-term notes payable	(125,438)	56,593	1,466,583	5,717,521
Issuance of common stock and warrants in connection with notes payable	264,437	136,435	15,186	416,058
Proceeds from sale of common stock and warrants	2,091,089	542,784	628,788	6,516,501

Net cash provided by financing activities	2,230,088	735,812	2,110,557	12,650,080

Net increase (decrease) in cash and cash equivalents	(202,314)	-	1,188	1,188

Cash and cash equivalents, beginning of year	202,314	-	-	-

Cash and cash equivalents, end of year	$-	$-	$1,188	$1,188

Supplemental disclosure of cash flow information
Interest paid in cash	$220,340	$64,423	$80,721	$443,702
Interest paid in shares of common stock	$51,055	$84,676	$1,272,543	$135,730
Issuance of note payable on conversion of accounts payable	$-	$-	$-	$150,000
Conversion of notes payable to common stock	$214,047	$192,135	$3,213,041	$406,182
Conversion of preferred stock to common stock	$-	$-	$5,577,874	$5,577,874

See accompanying notes to financial statements.

Zerco Systems International, Inc. (A Development Stage Company)
Notes to Financial Statements

Note 1 – Description of Business and Basis of Presentation

Zerco Systems International, Inc. (“Zerco” or “the Company”) was incorporated in the State of Pennsylvania on June 8, 1990, and is engaged in the development and commercialization of products using digital encryption technology.

The Company is a development stage company as defined by Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 915, Development Stage Entities. To date, the Company has not generated significant revenues and has focused its efforts on capital raising activities.  There can be no assurances that the Company will secure long-term capitalization or that the Company’s product development will be a commercial success.

Note 2 – Liquidity and Going Concern

In the opinion of the Company, the accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Regulation SX.

In the opinion of management, all adjustments (consisting only of normal recurring accruals), which are necessary for a fair presentation for the periods presented, have been included. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been omitted.

The results of operations for the nine months ended September 30, 2009 are not necessarily indicative of the results to be expected for the full year.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplate continuation as a going concern.  Since its inception, the Company has been heavily dependent upon the receipt of funding and capital resources.   The Company is a development stage corporation, has incurred operating losses since inception, has an accumulated deficit of approximately $28.1 million, and has cumulative negative cash flows from operations of approximately $12.1 million. In addition, as of September 30, 2009, current liabilities exceed current assets by approximately $3.9 million, and the Company’s assets are subject to judgment liens.  These matters raise substantial doubt about the Company’s ability to continue as a going concern. There can be no assurance that the Company will be able to generate positive cash flows to fund its operations in the future or to pursue its strategic objectives.  To date the Company has financed its development stage operations primarily through the sales of common and preferred stock, issuances of notes payable, advances from corporate officer and deferral in payments of salaries and other operating expenses.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has developed a strategic plan intended to eventually achieve sustainable profitability and positive cash flow from operations.  Key components of this plan include the generation of revenue and cash flows to be derived from the commercialization of its digital encryption devices and limitation of operating expenses. The Company may also secure strategic partnerships or other joint ventures. No assurances can be made that the Company will be successful in these activities.  Should these events not occur, the financial statements will be materially affected.

Note 3 – Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ significantly from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with original maturities of three (3) months or less to be cash equivalents.

Zerco Systems International, Inc. (A Development Stage Company)
Notes to Financial Statements

Note 3 – Summary of Significant Accounting Policies, continued

Inventory
Inventory consists of terminals, components and smart cards and is stated at the lower of cost or market.  Inventory is valued based on specific identification of individual component cost.

Property and Equipment
Property and equipment are stated at cost.  Depreciation on property and equipment is computed using the straight-line method over the expected useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the remaining term of the lease.  Expenditures for major renewals and betterments that extend the useful lives of the assets are capitalized.  Expenditures for maintenance and repairs are charged to expense as incurred.

Long-Lived Assets
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses, or a forecasted inability to achieve breakeven operating results over an extended period.  The Company evaluates the recoverability of long-lived assets based upon forecasted undiscounted cash flows.  Should impairment in value be indicated, the carrying value of long-lived assets will be adjusted based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset.

Revenue Recognition
The Company recognizes revenue in compliance with ASC 605 “Revenue Recognition”. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or service has been performed), the sales price is fixed and determinable, and collectability is reasonably assured.

Advertising Costs
Advertising costs are expensed when incurred. Advertising costs are included in selling and marketing expenses and totaled $737 and $0 and for the years ended December 31, 2007 and 2008, respectively, and $0 for the nine months ended September 30, 2009.

Research and Development
Research and development costs and any costs associated with internally developed patents, formulas or other proprietary technology are expensed as incurred.  Research and development expenses were $78,664 and $78,284 for the years ended December 31, 2007 and 2008, respectively, and $46,665 for the nine months ended September 30, 2009.

Zerco Systems International, Inc. (A Development Stage Company)
Notes to Financial Statements

Note 3 – Summary of Significant Accounting Policies, continued

Earnings (Loss) Per Share
Basic net loss per common share are computed by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the period.  Diluted net loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options and warrants. For the years ended December 31, 2007 and 2008, and for the nine months ended September 30, 2009, 2,538,072, 2,634,270, and 1,157,517 common shares issuable upon conversion of convertible securities, respectively, have been excluded from the calculation of diluted earnings per share, as their inclusion would have been anti-dilutive.  For the years ended December 31, 2007 and 2008, and for the nine months ended September 30, 2009, 0, 675,000, and 0 common shares issuable upon exercise of warrants, respectively, have been excluded from the calculation of diluted earnings per share, as their inclusion would have been anti-dilutive.

Recently Issued Accounting Pronouncements
On June 25, 2008, the Financial Accounting Standards Board Ratified the consensus reached by the Emerging Issues Task Force in EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock.”  This Issue provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock, which is the first part of the scope exception in paragraph 11(a) of Statement 133.  If an embedded feature (for example, the conversion option embedded in a convertible debt instrument) does not meet the scope exception in paragraph 11(a) of Statement 133, it would be separated from the host contract (the debt instrument) and be separately accounted for as a derivative by the issuer.  EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, to be applied to outstanding instruments as of the effective date.

The Company’s Series C preferred stock contain conversion terms in which the conversion rate is reduced to match the share price in a future sale of securities for a per share amount less than the conversion rate. Under the consensus reached in EITF 07-5, the conversion option is not considered indexed to the Company’s own stock because the conversion rate can be affected by future equity offerings undertaken by the Company at the then-current market price of the related shares. Upon adoption of EITF 07-5 on January 1, 2009, the Company is required to account for the conversion right as a derivative liability. As a change in accounting principle, this resulted in adjustments on January 1, 2009 to decrease beginning Preferred C Shares by $1,467,344 and increase beginning accumulated deficit by $1,467,344 in the accompanying financial statements.

Zerco Systems International, Inc. (A Development Stage Company)
Notes to Financial Statements

Note 4 – Property and Equipment

Property and equipment consisted of the following:

	December 31,	December 31,	September 30,
	2007	2008	2009
			(Unaudited)

Equipment	$146,579	$146,579	$146,579
Furniture & Fixtures	112,199	112,199	112,199
Computers	232,007	232,632	232,632
Leasehold Improvements	31,734	32,563	32,563
	522,519	523,973	523,973
Less: Accumulated Depreciation	(493,559)	(503,412)	(509,996)

	$28,960	$20,561	$13,977

Depreciation expense of property and equipment was $5,078 and $9,853 for the years ended December 31, 2007 and 2008, respectively, and $6,584 for the nine months ended September 30, 2009.

Note 5 – Related Party Transactions

From time to time, the Company’s Chairman and Chief Executive Officer receives funds from, and provides funds to the Company for working capital. These net advances are evidenced by notes payable that accrue interest at 8%.

The Company’s Chairman and Chief Executive Officer agreed to defer receipt of a portion of his compensation. Deferred amounts at December 31, 2007 and 2008, and September 30, 2009, were $363,285, $310,026, and $319,450, respectively, and are included under the caption “Accrued Expenses”.

During 2007, 2008, and 2009, shares of the Company’s common stock were issued to the Company’s Chairman and Chief Executive Officer and other independent contractors of the Company in lieu of payment for services.  The shares were issued at a fair value of $0.75 per share, which was determined based on sales of the Company’s common stock for cash near the dates of the stock issuances.  For the years ended December 31, 2007 and 2008, and for the nine months ended September 30, 2009, the Company recorded charges of $2,767,519, 1,405,877, and $1,590,000, respectively, in connection with the issuance of 11,070,075, 5,623,509, and 6,360,000 shares of common stock in lieu of payment for services.  Such amounts have been recorded in general and administrative expenses in the statement of operations.

The Company has certain borrowings from a financial institution.  As a condition to making the $350,000 loan, the financial institution received a guarantee from the Company’s Chairman and Chief Executive Officer.  At September 30, 2009, the loan is in default with an outstanding balance of $245,383, inclusive of accrued interest of $49,030.

Zerco Systems International, Inc. (A Development Stage Company)
Notes to Financial Statements

Note 6 – Income Taxes

At December 31, 2007 and 2008, and September 30, 2009, the Company had gross deferred tax assets of $6,627,639, $7,537,819, and $8,484,256, respectively.  The Company determined that it is not more-likely-than-not that such assets will be realized, and as such has established a full valuation allowance as of December 31, 2007 and 2008, and September 30, 2009.  The Company evaluates its ability to realize its deferred tax assets each period and adjusts the amount of its valuation allowance, if necessary.  If there is an ownership change, as defined under Internal Revenue Code Section 382, the use of operating loss and credit carry-forwards may be subject to limitation on use.

ASC 740 requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.  A review of all available positive and negative evidence needs to be considered, including current and past performance, the market environment in which the Company operates, the utilization of past tax credits and length of carry-back and carry-forward periods.  Forming a conclusion that a valuation allowance is not needed is difficult when there is negative objective evidence such as cumulative losses.  Cumulative losses weigh heavily in the overall assessment.  The Company has applied a 100% valuation allowance against its net deferred tax assets as of December 31, 2007 and 2008, and September 30, 2009.

The Company’s loss before income taxes for the years ending December 31, 2007 and 2008, and for the nine months ending September 30, 2009, of $5,310,068, $2,472,020, and $2,461,856, respectively, is comprised entirely of operations in the United States.  The effective tax rate of 0% differs from the statutory United States federal income tax rate of 34% due primarily to the timing of deductions and valuation allowances on deferred tax assets.

The primary components of net deferred tax assets at December 31, 2007 and 2008, and September 30, 2009, are as follows:

	December 31,	December 31,	September 30,
	2007	2008	2009
			(Unaudited)
Deferred tax assets
Accrued compensation	$136,704	$116,663	$120,209
Net operating loss carryforward	6,490,935	7,421,156	8,364,047
Total deferred tax assets	6,627,639	7,537,819	8,484,256
Valuation allowance:
Beginning of year	(4,594,414)	(6,627,639)	(7,537,819)
Increase during the period	(2,033,225)	(910,180)	(946,437)
Ending balance	(6,627,639)	(7,537,819)	(8,484,256)
Net deferred tax assets	$-	$-	$-

As of September 30, 2009, the Company had federal income tax net operating loss carryforwards of $22,227,072.  The operating loss carryforwards will expire beginning in 2010.

Zerco Systems International, Inc. (A Development Stage Company)
Notes to Financial Statements

Note 6 – Income Taxes, continued

A reconciliation of income tax at the statutory rate to the Company’s effective tax rates for the periods ended December 31, 2007 and 2008, and September 30, 2009, is as follows:

	December 31,	December 31,	September 30,
	2007	2008	2009
			(Unaudited)

Federal income tax at statutory rate of 34%	$(1,805,423)	$(840,487)	$(837,031)
State tax, net of federal benefit	(227,802)	(106,050)	(105,614)
Other	-	36,357	(3,792)
Valuation Allowance	2,033,225	910,180	946,437
	$-	$-	$-

Note 7 – Short-Term Notes and Convertible Notes Payable

The Company has outstanding short-term notes payable at December 31, 2007 and 2008, and September 30, 2009, in the principal amount of $3,980,298, $3,844,756, and $2,098,298, exclusive of accrued interest of $1,637,509, $1,986,911, and $898,870, respectively. All but approximately $609,000 of the September 30, 2009 notes payable balance, plus accrued interest, are convertible into shares of the Company’s common stock, at the holder’s option, at $5.25 per share.  Interest on the notes is accrued at various rates on the individual notes ranging from 8% to 15% annually.  The majority of the notes are in default as of December 31, 2007 and 2008, and September 30, 2009.  Certain of the notes have default provisions that require the payment of interest at a higher default rate and require the issuance of common shares of the Company until such default has been cured.

In connection with the issuances of notes payable, certain investors were granted warrants to purchase an aggregate of 2,651,550 shares of the Company’s common stock at an exercise price of $0.01 per share and expiring concurrently with the note issuance.  In addition, certain investors were granted an aggregate of 990,000 shares of the Company’s common stock in connection with the issuances of notes payable.

The Company has accounted for the warrants and shares issued in conjunction with the notes payable in accordance with the provisions of ASC 370-20 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. The warrants were valued at their fair value of $0.74 per warrant due to their immediate exercisability. The relative fair values of the warrants, based on an allocation of the value of the notes payable and the value of the warrants issued in conjunction with the notes payable, was recorded as a debt discount (with a corresponding increase to additional paid-in capital) in the amount of $400,871, and is being amortized to interest expense over the expected term of the notes payable.

The difference between the effective conversion price of the Convertible Notes into shares of the Company’s common stock, and the fair value of the Company’s common stock on the date of issuance of the Convertible Notes, did not result in the recognition of a beneficial conversion feature since the fair value of the Company’s common stock was significantly lower than the effective conversion price.

Zerco Systems International, Inc. (A Development Stage Company)
Notes to Financial Statements

Note 7 – Short-Term Notes and Convertible Notes Payable, continued

During June and July 2009, holders of convertible notes payable in the principal amount of $1,842,559, plus accrued interest of $1,270,670, exercised their conversion right to receive 1,778,988 shares of common stock.

Note 8 – Shareholders’ Deficit

Common stock: the Company has authorized 200,000,000 shares of common stock, zero par value.  As of September 30, 2009, 80,334,450 shares of common stock were issued and outstanding.  Holders of the common stock are entitled to one vote per share upon all matters presented to the shareholders.

Series B Preferred Stock: the Company has authorized 150,000 shares of Series B preferred stock, $10.00 par value. There were 75,844 shares of Series B preferred stock issued and outstanding at December 31, 2007 and 2008, and 0 shares issued and outstanding at September 30, 2009.

The holders of the Series B preferred stock are entitled to receive, as and when declared by the Board of Directors, annual cash dividends at a rate not to exceed $1.50 per share.  Such dividends are cumulative and accumulate from the date such shares are issued.  Unpaid accrued dividends on the Series B preferred stock was $1,488,857 and $1,602,623 at December 31, 2007 and 2008, respectively, and $0 at September 30, 2009.  As dividends have not been declared by the Board of Directors, no such amounts have been recorded in the Company’s financial statements.

The Series B preferred stock is redeemable by the Company, in whole or in part, at any time at a price equal to 130% of the original purchase price per share, plus all accumulated and unpaid dividends thereon.  Holders of the Series B preferred stock have the right to purchase one common share for each Series B preferred share redeemed by the Company, at a price to be determined by the Board of Directors at such time of redemption.  Such right shall be exercisable for a period of 30 days after the Company gives notice to redeem the Series B preferred shares.

The Series B preferred stock is identified as ranking senior and prior to the Common Stock and junior to the Series C preferred stock with respect to payments upon liquidation.  Upon any liquidation, holders are entitled to receive prior and in preference to any distribution to holders of the Company’s common stock, the amount of $10.00 per share, plus all accumulated and unpaid dividends thereon. Holders of the Series B preferred stock are not entitled to vote on any matters submitted to a vote of the holders of the Company’s common stock.

During June and July 2009, the Company redeemed all outstanding shares of Series B preferred stock and settled all accumulated and unpaid dividends of $1,606,520 in exchange for 777,748 shares of shares of common stock.

Series C Preferred Stock: the Company has authorized 586,666 shares of $5.25 par value Series C preferred stock.  There were 439,018 shares of Series C preferred stock issued and outstanding at December 31, 2007 and 2008, and 0 shares issued and outstanding at September 30, 2009.

Zerco Systems International, Inc. (A Development Stage Company)
Notes to Financial Statements

Note 8 – Shareholder’s Deficit, continued

The holders of the Series C preferred stock shall be entitled to receive, as and when declared by the Board of Directors, cash dividends at a rate not to exceed $0.63 per share.  Such dividends are cumulative and accumulate from the date such shares are issued.  Unpaid accrued dividends on the Series C preferred stock was $2,169,195 and $2,451,080 at December 31, 2007 and 2008, respectively.

As dividends have not been declared by the Board of Directors, no such amounts have been recorded in the Company’s financial statements.

Holders of the Series C preferred stock have the right to convert the Series C preferred stock into shares of common stock at a conversion rate to be determined at the time of conversion. The initial conversion price at issuance was $5.25 per share, subject to a conversion rate adjustment at the time of conversion based on a pre-determined formula.

The Series C preferred stock is identified as ranking senior and prior to the Series B preferred stock and common stock with respect to payments upon liquidation.  Upon any liquidation, holders are entitled to receive prior and in preference to any distribution to holders of the Company’s common stock, the amount of $5.25 per share, plus all accumulated and unpaid dividends thereon. Holders of the Series C preferred stock are entitled to vote on all matters submitted to a vote of the holders of the Company’s common stock.  Each share of Series C preferred stock shall have the right to the number of votes which is equal to the number of shares of common stock which would be issuable upon conversion of the Series C preferred stock into common stock.

During June and July 2009, the Company redeemed all outstanding shares of Series C preferred stock and settled all accumulated and unpaid dividends of $2,504,010 in exchange for 8,617,294 shares of common stock.

Refer to Note 10 for subsequent events affecting the Company’s capital stock.

Note 9 – Commitments and Contingencies

Litigation
From time to time the Company  is subject to legal proceedings and asserted claims in the ordinary course of business. Because litigation is subject to inherent uncertainties and the outcome of such matters cannot be predicted with certainty, future developments could cause any one or more of these matters to have a material impact on the Company’s financial condition, results of operations or liquidity in any future period.

Consulting Agreements
The Company has entered into various consulting agreements for the purposes of obtaining additional financing as well as for licensing of its products.  Such agreements call for the payment of a percentage of financing obtained or product licensing agreements sold, as well as the issuance of shares or warrants to purchase common stock.  All amounts owed to such consultants have been included in Accounts Payable at December 31, 2007 and 2008.

During April 2009, the Company entered into an agreement with an Investment Banker for the purpose of entering into a private placement of the Company’s securities to institutional and accredited retail investors, following a public offering of the Company’s securities.  The agreement provides for a placement fee based on a percentage of the gross proceeds raised, as well as for the issuance of warrants to purchase common shares of the Company.  No amounts are owed to the Investment Banker in connection with this agreement as of September 30, 2009.

Zerco Systems International, Inc. (A Development Stage Company)
Notes to Financial Statements

Note 9 – Commitments and Contingencies, continued

Classification of Independent Contractors
The Company contracts with certain consultants as independent contractors.  Since these professionals are regarded as independent contractors, the Company does not withhold federal or state income taxes, make federal or state unemployment tax payments or provide workers’ compensation insurance with respect to such independent contractors.  The payment of applicable taxes is regarded by the Company as the responsibility of such independent contractors.  The Company believes that this classification of these professionals as independent contractors is proper for federal tax purposes.

Should the Internal Revenue Service determine that reclassification other than independent contractor is required, such reclassification may have a material impact on the Company’s operating results.

Judgment Liens
Judgments have been filed against the Company for non-payment of payroll taxes and other liabilities.  Such judgment liens against the Company totaled $401,555 at December 31, 2007 and 2008, and $254,758 at September 30, 2009, and are included in Accounts Payable and Short-Term Notes Payable.

Note 10 – Subsequent Events

In January 2010, in connection with a public offering of the Company’s securities, the Company changed their incorporation status from a Pennsylvania company to a Delaware company.  The Company’s Delaware Certificate of Incorporation increased the number of authorized shares of stock the Company may issue, to a total of 202,000,000 shares, consisting of 200,000,000 shares of $0.0001 par value Common Stock and 2,000,000 shares of $0.0001 par value Preferred Stock.  Additionally, the Company effected a 3:1 stock split of the Company’s common stock.  The number of shares and per-share amounts included in these financial statements reflect the increase in the number of authorized common shares and the 3:1 stock split.

From October 2009 through February 2010, the Company sold an aggregate of 799,755 shares of common stock. Included in certain of these sales transactions were warrants to purchase 3,310,176 common shares at no cost. The warrants issued in connection with these shares carry the same terms as warrants previously issued by the Company, and were exercised immediately. Total proceeds of $1,204,609 were received by the Company from these transactions.

From October 2009 through February 2010 the Company sold warrants to purchase an aggregate of 2,092,875 shares of common stock. Included in the sale of certain of these warrants were 79,139 shares of common stock. Total proceeds of $141,976 were received by the Company from these transactions.

From October 2009 through January 2010, holders of convertible notes payable in the principal amount of $340,125, plus accrued interest of $234,289, exercised their conversion right to receive 328,236 shares of common stock.

From November 2009 through January 2010, the Company issued an aggregate $120,000 of notes payable to investors. Included with the issuance of certain of these notes payable were 300,000 shares of common stock, and warrants to purchase 225,000 shares of common stock. The warrants carry the same terms as warrants previously issued by the Company. All warrants issued in connection with these notes payable were exercised immediately.